Paul Hastings

Paul, Hastings, Janofsky & Walker
Gaikokuho Jimu Bengoshi Jimusho
34F Ark Mori Building, P.O. Box 577
12-32, Akasaka 1-chome, Minato-Ku, Tokyo 107-6034 Japan
telephone 03 3586 4711 facsimile 03 3586 4705 www.paulhastings.com

File No.: 82-34801

011-81-3-6229-6014
howardcheng@paulhastings.com

January 31, 2005

Office of International Corporate Finance
Attn: Mr. Paul M. Dudek
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: HOYA CORPORATION – Information Required Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of HOYA CORPORATION, a corporation incorporated under the laws of Japan, we hereby furnish to the U.S. Securities and Exchange Commission the information set forth in Annex A, Annex B and Annex C attached hereto pursuant to Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended.

In the event of any questions, please do not hesitate to contact the undersigned.

Kindly acknowledge your receipt of this letter and the disclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,

Howard Cheng
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Naoji Ito
HOYA CORPORATION

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE JANUARY 7, 2005

A. ENGLISH LANGUAGE DOCUMENTS

1. Brief Statement of Quarterly Financial Results and Forecast dated January 21, 2005 (Exhibit 1).
2. Brief Statement of Nine-Month Financial Results and Forecast dated January 21, 2005 (Exhibit 2).
3. Fact Book for the Third Quarter for the Fiscal Year Ending March 31, 2005 dated January 21, 2005 (Exhibit 3).

B. JAPANESE LANGUAGE DOCUMENTS

None

ANNEX B

BRIEF DESCRIPTIONS OF JAPANESE LANGUAGE DOCUMENTS

None

ANNEX C

The list below sets forth the information the Company (i) is required to make public pursuant to the laws of Japan, its country of domicile, incorporation and organization, (ii) is required to file with the Tokyo Stock Exchange and which will be made public by the Tokyo Stock Exchange or (iii) is required to distribute to its security holders, and the timing and source of the publication requirement.

NAME OF REPORT OR ANNOUNCEMENT	LATEST PUBLISHING DATE ACCORDING TO LAW	SOURCE OF PUBLICATION REQUIREMENT
Brief Statement of Quarterly Financial Results and Forecast (in Japanese).	When applicable.	Tokyo Stock Exchange.
Brief Statement of Aggregated to Date Financial Results and Forecast (in Japanese).	When applicable.	Tokyo Stock Exchange.
Fact Book (in English).	Quarterly.	None.

(Exhibit 1)

HOYA

January 21, 2005

QUARTERLY REPORT

(for the 3rd Quarter : Three months ended December 31, 2004)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:
1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.
2.Data used in 3rd quarters of 2004 and 2003 are unaudited.
3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

January 21, 2005

Financial Highlights for the Three Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

*Contact:Naoji Ito, Manager of Investor Relations Tel:03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

(The yen amounts shown therein are rounded down to the nearest million.)

1.Performance for the three months ended Dec. 31, 2004 and 2003

(1)Results of Operations	Millions of Yen Three months ended Dec. 31, 2004	 2003	variance (%)
Net sales	77,786	68,688	(13.2)
Operating income	21,652	17,679	(22.5)
Ordinary income	22,314	17,091	(30.6)
Net income	16,123	10,419	(54.7)
Basic net income per share(Yen)	144.82	93.68	

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Dec. 31, 2004	 As of Sep. 30, 2004	 As of Dec. 31, 2003
Total assets	329,739	319,944	275,251
Shareholders' equity	260,157	250,696	209,967
Shareholders' equity ratio	78.9%	78.4%	76.3%
Shareholders' equity per share (Yen)	2,336.53	2,252.35	1,887.57

(3)Conditions of Cash Flow	Millions of Yen Three months ended Dec. 31, 2004	 2003
Net cash provided by operating activities	12,602	17,245
Net cash used in investing activities	-10,284	-7,105
Net cash provided by (used in) financing activities	-6,537	-6,440
Cash and cash equivalents at end of period	90,925	66,125

2. Projected Results for the Fourth Quarter

	Millions of Yen Three months ending/ended Mar.31,2005	 Mar.31,2004	variance (%)
Net sales	74,766	71,057	(5.2)
Operating income	19,219	19,551	(-1.7)
Ordinary income	20,415	19,068	(7.1)
Net income	13,983	10,205	(37.0)
Net income per share (Yen)	125.03	91.28	33.75

1. Business Overview

1. Results of Operations

1) General Overview

Results of Operations	Millions of Yen Three months ended Dec. 31, 2004
Net sales	77,786
Operating income	21,652
Ordinary income	22,314
Net income	16,123
Net income per share(Yen)	144.82

During the quarter under review, while continuing capital investments for the future and the development of new products in digital home appliance related products, the driving force in the economy, production adjustments due to the downturn in growth in demand for some products and price reductions resulting from reinforced production capacity were evident in the market, bringing a deterioration in business confidence.
In the currency market during the quarter under review, the US dollar and Thai baht depreciated by 3.6% and 3.7%, respectively, while the euro appreciated by 5.9%, all against the yen, on a year-on-year basis.

Within that context, in the HOYA Group, the Electro-Optics sector saw continued demand for high-precision products due to the effects of the active reinforcement of production capacity by clients and new product development. In the Vision Care division, though conditions were tough in markets in Europe and the United States, moderate growth continued in the domestic market. In the Health Care division, sales were firm in high-function products. As a result, consolidated sales during the quarter under review increased 13.2% year-on-year to 77,786 million yen.

Quarterly net sales (Million Yen) and average exchange rate
(Yen/US dollar & EURO)



80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
123.77
120.22
122.68
128.44
136.94
131.11
130.22
132.33
132.47
134.87
137.95
116.58
118.24
121.83
119.00
119.25
116.20
108.46
107.13
109.62
111.02
104.52
61,242
61,771
61,627
61,653
63,913
67,786
68,688
71,057
74,961
78,486
77,786
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Net sales
average exchange rate (US dollar)
(EURO)


Ratio of Net Sales by Business Segment - Quarterly Transition
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

In the quarter under review, orders for high-precision products remained firm in the Electro-Optics sector. The Eye Care sector, a boost in revenues was achieved through the integration of commercial production plants and processing operations and expanded sales of high-value-added products. For the Group overall, operating income, ordinary income and net income for the quarter increased 22.5%, 30.6% and 54.7% respectively on a year-on-year basis. Net income per share for the quarter increased 51.14 yen year-on-year to 144.82 yen.


Quarterly Incomes (Millions of Yen)
30,000
25,000
20,000
15,000
10,000
5,000
0
-5,000
Jun-02: 12,598 10,848 6,868
Sep-02: 13,951 14,179 7,977
Dec-02: 13,433 12,435 -2,125
Mar-03: 13,000 13,412 7,317
Jun-03: 14,536 14,757 9,795
Sep-03: 16,400 15,638 9,129
Dec-03: 17,679 17,091 10,419
Mar-04: 19,551 19,068 10,205
Jun-04: 21,081 22,366 16,222
Sep-04: 23,047 24,404 16,671
Dec-04: 21,652 22,314 16,123
Operating Income
Ordinary Income
Net Income

Note : In the quarter ended Dec. 31, 2002, the Company posted the expences for dissolution of the employee pension fund for Yen 14,949 million under extra-ordinary loss.

2) Segment Overview

1.Information Technology

Electro-Optics

In mask blanks for semiconductor production, there was an increase in orders for phase shift mask blanks and other high-precision products and sales increased on a year-on-year basis.

In photomasks for semiconductor production, sales increased year-on-year along with an increase in orders for high-precision products and next-generation products over the same term in the previous year. Though the prices of large LCD masks continued to fall due to expanded LCD panel supply capacity and market conditions are severe, panel manufacturers launched new production lines and the development of new models remained vigorous, resulting in increased sales on a year-on-year basis.

In glass disks for hard disk drives (HDDs), an expansion in HDD applications to portable music players and other devises stimulated a favorable expansion in demand. Furthermore, the sales of the Nippon Sheet Glass Co.,Ltd. sector transferred to HOYA in the 4th quarter of the previous fiscal year were included beginning in the 1st quarter, resulting in a broad increase in sales on a year-on-year basis.

In optical products, though the momentum of digital cameras in the market slowed, growth still continued, resulting in increased sales on a year-on-year basis.

Photonics

This segment covers laser-related equipment for industrial, dental and medical applications.
The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to this sector beginning in the present term, which brought a significant increase over the same term in the previous year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of previous fiscal year.

Quarterly Net Sales of Information Technology (Millions of Yen)



50,000
40,000
30,000
20,000
10,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Electro-Optics
Photonics

2. Eye Care

Vision Care

Moderate recovery continues in the domestic eyeglass lens market. At HOYA, sales grew through the market introduction of new products and the value-added enhancement of progressive lenses and other products. Overall, sales increased on a year-on-year basis.

In overseas markets, sales in the Asia-Oceania region, where HOYA promoted the value-added enhancement of its products, remained solid. In the United States and Europe, we continued to reinforce efforts to realize the value-added enhancement of progressive, high-refraction and other lenses, though, in Germany, Europe's largest market, however, sales decreased in reaction to increased demand stimulated by the reform to the health insurance system during the same quarter in the previous fiscal year. As a result, there was a decline in aggregate sales in overseas markets on a year-on-year basis.

As a result, the overall sales of the division decreased on a year-on-year basis.

Health Care

In contact lenses, amidst continued price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by improving face-to-face customer services and expanding sales high value-added products with an added contribution to growth through an increase in customers of newly established outlets, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses both in Japan and overseas.

Quarterly Net Sales of Eye Care (Millions of Yen)


35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Vision Care
Health Care

3. Lifestyle Refinement

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.

Quarterly Net Sales of Lifestyle Refinement (Millions of Yen)


3,000
2,000
1,000
0
Jun-02
Sep-02
Dec-02
Mar-03
Jun-03
Sep-03
Dec-03
Mar-04
Jun-04
Sep-04
Dec-04
Crystal
Service

2. Financial Position

	Millions of Yen As of Dec. 31, 2004
Total assets	329,739
Shareholders' equity	260,157
Shareholders' equity ratio	78.9%

At the end of the quarter under review, current assets increased Yen 742 million and fixed assets also increased Yen 9,064 million against the end of the previous quarter. As a result, total assets increased Yen 9,795 million.

3. Conditions of Cash Flows

	Millions of Yen Three months ended Dec. 31, 2004
Net cash provided by operating activities	12,602
Net cash used in investing activities	-10,284
Net cash provided by (used in) financing activities	-6,537
Cash and cash equivalents at end of period	90,925

Cash flow from operating activities during the quarter under review amounted to 12,602 million yen, comprised of 21,548 million yen in quarterly income before income taxes and minority interests and 5,341 million yen in depreciation and amortization among others. Free cash flow amounted to 2,318 million yen. As a result, the term-end balance of cash and cash equivalents decreased 3,735 million yen from the end of the 2nd quarter.

4. Projected Results for the Fourth Quarter

1. Year-on-year comparison	Millions of Yen Three months ending/ended Mar.31,2005	 Mar.31,2004	variance (%)
Net sales	74,766	71,057	(5.2)
Operating income	19,219	19,551	(-1.7)
Ordinary income	20,415	19,068	(7.1)
Net income	13,983	10,205	(37.0)
Net income per share (Yen)	125.03	91.28	33.75 Yen

2. Quarter-on-quarter comparison	Three months ending/ended Mar.31,2005	 Dec.31,2004	variance (%)
Net sales	74,766	77,786	(-3.9)
Operating income	19,219	21,652	(-11.2)
Ordinary income	20,415	22,314	(-8.5)
Net income	13,983	16,123	(-13.3)
Net income per share (Yen)	125.03	144.82	-19.79 Yen

Ref : Projected Results for the Year ending March 31, 2005

	Millions of Yen Years ending/ended Mar.31,2005	 Mar.31,2004	variance (%)
Net sales	306,000	271,443	(12.7)
Operating income	85,000	68,166	(24.7)
Ordinary income	89,500	66,554	(34.5)
Net income	63,000	39,548	(59.3)
Net income per share (Yen)	568.61	350.96	217.65 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2004	Sep. 30, 2004	Variance(%)	Dec. 31,2003
ASSETS				
Current assets	214,539	213,797	0.3	180,257
Cash and deposits	90,925	94,660		66,125
Notes and accounts receivable - trade	77,180	73,042		68,010
Inventories	36,869	35,307		33,804
Deferred tax assets	5,232	6,649		5,283
Other current assets	5,775	5,591		8,398
Allowance for doubtful receivables	-1,443	-1,453		-1,365
Fixed asstes	114,971	105,907	8.6	94,560
Tangible fixed assets	92,954	85,515	8.7	78,539
Buildings and structures	23,605	24,172		22,463
Machinery and carriers	37,486	36,848		32,497
Land	9,319	9,333		9,294
Other tangible fixed assets	22,542	15,161		14,284
Intangible fixed assets	5,242	4,888	7.2	4,747
Investments and other assets	16,775	15,503	8.2	11,273
Investment securities	9,443	8,183		5,380
Deferred tax assets	2,719	2,859		1,559
Other assets	5,051	4,901		4,853
Allowance for doubtful receivables	-438	-441		-519
Deferred charges	228	239	-4.6	433
Total Assets	329,739	319,944	3.1	275,251
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	66,600	66,381	0.3	62,496
Notes and accounts payable - trade	28,634	27,415		26,849
Short-term bank loans	-	150		1,297
Income taxes payable	8,143	11,885		10,590
Accrued bonuses to employees	1,996	3,835		1,876
Other current liabilities	27,825	23,094		21,882
Long-term liabilities	2,127	2,039	4.3	1,847
Long-term bank loans	-	-		0
Other long-term liabilities	2,127	2,039		1,846
Total Liabilities	68,727	68,420	0.4	64,343
Minority interests	855	827	3.4	940
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	253,154	243,722	3.9	236,995
Net unrealized gain on available-for-sale securities	41	23	78.3	-77
Foreign currency translation adjustments	-7,012	-6,714	4.4	-9,367
Treasury stock - at cost	-8,189	-8,498	-3.6	-39,745
Total Shareholders' Equity	260,157	250,696	3.8	209,967
Total	329,739	319,944	3.1	275,251

notes:		Millions of Yen		
Accumulated depreciation	162,795	159,519		158,237
Guarantees of borrowings and lease obligations for customers	1,230	1,089		746
Number of shares of treasury stock (unit : stocks)	1,006,092	1,044,621		4,887,862

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Dec. 31, 2004 and 2003)	Millions of Yen			
	Three months ended Dec. 31,			Three months ended
	2004	2003	Variance(%)	Sep.30, 2004
Net sales	77,786	68,688	13.2	78,486
Cost of sales	39,491	35,439	11.4	39,772
Gross profit	38,295	33,249	15.2	38,713
Selling, general and administrative expenses	16,643	15,570	6.9	15,666
Operating income	21,652	17,679	22.5	23,047
Non-operating income	1,828	627	191.5	1,723
Interest income	264	136		212
Foreign exchange gains	-	-		114
Equity in earnings of affiliates	1,304	275		1,118
Others	260	218		276
Non-operating expenses	1,166	1,216	-4.1	365
Interest expense	23	41		28
Sales discount	126	170		144
Foreign exchange losses	630	809		-
Others	387	195		192
Ordinary income	22,314	17,091	30.6	24,404
Extra-ordinary gains	103	85	21.2	161
Gain on sales of property, plant and equipment	45	9		49
Others	57	76		112
Extra-ordinary losses	869	1,472	-41.0	2,283
Loss on disposal of property, plant and equipment	310	357		279
Maintenance of environment	86	-		1,101
Additional retirement benefits paid to employees	40	703		684
Loss on impairment of long-lived assets	26	-		26
Additional expense incurred to dissolved contributory funded pension plan	-	8		-
Loss on write-down of investment securities	-	241		-
Others	407	162		192
Income before income taxes and other items	21,548	15,704	37.2	22,282
Income taxes - Curent	3,888	4,167	-6.7	6,866
Income taxes - Deferred	1,506	1,012	48.8	-1,302
Minority interests in net income	30	104	-71.2	47
Net income	16,123	10,419	54.7	16,671
Basic net income per share(Yen)	144.82	93.68	51.14	149.78

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2004 A" is the actual value of this period. "2004 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2004 A	2004 B	influences
Net sales	77,786	77,539	247
Operating income	21,652	21,806	-154
Ordinary income	22,314	22,452	-138
Net income	16,123	16,295	-172

2. Average rates of major foreign currencies

		Three months ended Dec. 31,			Three months ended
		2004	2003	Variance(%)	Sep.30, 2004
US$	Yen	104.52	108.46	3.6%	111.02
Euro	Yen	137.95	130.22	-5.9%	134.87
Thail Baht	Yen	2.62	2.72	3.7%	2.67

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Dec. 31, 2004 and 2003)	Millions of Yen			
	Three months ended			Three months ended
	Dec. 31,2004	Dec. 31,2003	Variance	Sep. 30, 2004
Additional paid-in capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	0	0	-
Loss on disposal of treasury stock	-	0	0	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained earnings				
Balance at the beginning of the period	243,722	232,147	11,575	227,060
Adjustment of retained earnings	16,123	10,419	5,704	16,671
Net income	16,123	10,419	5,704	16,671
Appropriations	6,693	5,572	1,121	9
1. Cash dividends	6,678	5,560	1,118	-
2. Loss on disposal of treasury stock	14	11	3	9
Balance at the end of the period	253,154	236,995	16,159	243,722

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

(Three months ended Dec. 31, 2004 and 2003)

	Millions of Yen		
	Three months ended Dec.31,		
	2004	2003	variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	21,548	15,703	5,845
Adjustments for:			
Income taxes - paid	-7,578	-1,939	-5,639
Depreciation and amortization	5,341	5,027	314
Loss on impairment of long-lived assets	26	-	26
Provision for (reversal of) accrued bonuses to employees	-1,838	-1,867	29
Provision for (reversal of) reserve for periodic repairs	67	83	-16
Equity in earnings of affiliates	-1,304	-274	-1,030
Foreign exchange loss (gain)	168	358	-190
Loss on write-down of investment securities	-	240	-240
Gain on sales of property, plant and equipment and investment securities	-45	-8	-37
Loss on disposal of property, plant and equipment and investment securities	310	357	-47
Other	89	87	2
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-4,162	-4,502	340
(Increase) decrease in inventories	-1,737	-489	-1,248
(Increase) decrease in other current assets	278	-259	537
Increase (decrease) in notes and accounts payable	1,198	3,002	-1,804
Increase (decrease) in other current liabilities	242	1,725	-1,483
Total adjustment			
Net cash provided by operating activities	12,602	17,245	-4,643
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	-9,363	-6,901	-2,462
Proceeds from sales of property, plant and equipment	86	120	-34
Purchases of investment securities	-	-70	70
Payments for loans	-32	-	-32
Proceeds from loans	71	-	71
Increase in investments and other assets	-1,126	-456	-670
Decrease in investments and other assets	79	203	-124
Net cash used in investing activities	-10,284	-7,105	-3,179
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-	-849	849
Repayments of long term bank loans	-150	0	-150
Net (increase) decrease in treasury stock	295	181	114
Dividends paid	-6,682	-5,616	-1,066
Dividends paid for minority shareholders	-	-155	155
Net cash used in financing activities	-6,537	-6,440	-97
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	-4,218	3,700	-7,918
Effect of Exchange Rate Changes on Cash and Cash Equivalents	483	-470	953
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	94,660	62,895	31,765
CASH AND CASH EQUIVALENTS, END OF PERIOD	90,925	66,125	24,800

Note : Cash and Cash Equivalents at the End of the Period

	Three months ended Dec.31,	
	2004	2003
Cash and deposits	90,925	66,125
Marketable securities	-	-
Total	90,925	66,125

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 57 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of the same quarter of last year (Dec. 31, 2003) : 1company increased in total.

2 companies increased due to the establishment:	HOYA ELECTRONICS KOREA CO., LTD. (Korea) HOYA GLASS DISK VIETNAM LTD. (Vietnam)
3 companies increased due to the acquisition:	HOYA GLASS DISK PHILIPPINES, INC. (Philippines) HOYA GLASS DISK MALAYSIA SDN.BHD. (Malaysia) RADIANT IMAGES, INC. (USA)
1 company decreased due to the merger with the parent company :	HOYA OPTICS CORPORATION (Japan)
2 companies decreased due to the closing:	HOYA OPTICAL TAIWAN CO., LTD. (Taiwan) KOREA OPTICAL GLASS CO., LTD. (Korea)
1 company decreased due to the disposal:	NEW CHROMEX, INC. (USA)

b) In comparison to the end of previous quarter (September 30, 2004) : 1 company increased.
1 company increased due to the establishment: HOYA GLASS DISK VIETNAM LTD. (Vietnam)

2) Application of the equity method

a) In comparison to the end of the same quarter of last year (Dec. 31, 2003) :
No change

b) In comparison to the end the previous quarter (September 30, 2004) :
No change

	as of Dec.31, 2004	as of Dec.31, 2003	variance	as of Sep. 30, 2004
Consolidated subsidiaries	57 (do 6, os51)	56 (do 7, os49)	+1 (do-1, os+2)	56 (do 6, os50)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do -, os -)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do -, os -)	(1) (do 1, os -)
Total Hoya Group	62	61	+1	61
(acounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Additional information: Impairment of Long-Lived Assets

From the forth quarter ended March 31, 2004, the company has adopted "Accounting Standard for Impairment of Long-Lived Assets "(Accounting Standards Board, August 9, 2002) and "Guidelines for Accounting Standard for Impairment of Long-Lived Assets"(Accounting Standards Board Guideline no. 6, October 31, 2003), which became applicable to the consolidated financial statements for the fiscal year ended March 31, 2004.

For the quarter under review, the impairment losses of 26 million yen are reported as Extraordinary Loss, and it reduced income before income taxes and minority interests by the same amounts compared to the previous accounting period. The accumulated impairment losses are deducted from the respective assets in the balance sheet.

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Dec.31, 2004			Sep.30, 2004			Dec.31, 2003		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	290	131	159	270	110	102	109	6
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	290	131	159	270	110	102	109	6

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Dec.31, 2004	Sep.30, 2004	Dec.31, 2003
Non-marketable stock of subsidiaries	8,881	7,636	4,852
Total	8,881	7,636	4,852
Non-marketable equity securities	271	275	418
Total	271	275	418

3. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Dec.31, 2004	Sep.30, 2004	Dec.31, 2003
Inventories - intercompany unrealized profits	1,952	1,808	1,053
Accrued bonuses to employees	778	1,494	747
Amortization of goodwill	595	906	1,238
Accrued enterprise taxes	391	737	811
Other	1,513	1,702	1,433
Total amount of deferred tax assets - current	5,232	6,649	5,283
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	1,927	1,926	1,315
Loss on impairment of long-lived assets	858	847	-
Allowance for doubtful receivables	153	153	176
Other	727	822	1,075
Total amount of deferred tax assets - fixed	3,666	3,750	2,567
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-445	-431	-521
Special depreciation reserve	-308	-278	-314
Net unrealized gain on available-for-sale securities	-27	-15	-
Other	-165	-165	-171
Total amount of deferred tax liabilities - fixed	-947	-890	-1,007
Net amount of deferred tax assets - fixed	2,719	2,859	1,559

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Three months ended		
	Dec.31,2004	Dec.31,2003	Sep.30,2004
Statutory tax rate of the Company	40.4 %	41.7 %	40.4 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-14.0	-11.4	-11.8
Non-Deductible expenses such as entertainment expenses	0.3	1.0	0.2
Per capita levy of inhabitants tax and others	0.1	0.1	0.1
Non-taxable dividend income	-0.3	0.0	-
Intercompany cash dividend	0.3	-	-
Equity in earnings of affiliates	-2.4	-0.7	-2.0
Tax credit on experiment and research expenses	-0.8	-	-0.6
Other adjustment - net	1.4	2.3	-1.3
Effective income tax rate	25.0	33.0	25.0

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter of the fiscal year under review, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits	Millions of Yen Three months ended Dec.31, 2004	Dec.31,2003	Sep.30, 2004
Additional expense incurred to dissolved contributory funded pension plan	-	8	-
Additional retirement benefits paid to employees	40	703	684
Expenses for employees' retirement benefits	40	712	684

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has adopted impairment accounting for fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment

	Millions of Yen Three months ended Dec.31, 2004	Dec.31, 2003	Sep.30, 2004
Buildings	-	-	-
Machinery	12	-	0
Furniture and equipment	9	-	16
Assets on lease	-	-	-
Others	5	-	9
Total	26	-	26

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

For the three months ended December 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	42,214	2,558	23,806	7,807	950	449	77,786	-	77,786
Intersegment	167	71	14	0	16	1,304	1,574	(1,574)	-
Total	42,381	2,629	23,821	7,807	966	1,754	79,361	(1,574)	77,786
Operating expenses	26,573	2,462	19,046	6,097	1,096	1,554	56,830	(696)	56,134
Operating income	15,808	166	4,775	1,709	-129	200	22,530	(878)	21,652
Operating income ratio	37.3%	6.4%	20.1%	21.9%	-13.4%	11.4%	28.4%	-	27.8%
Assets	164,117	8,336	91,024	21,322	2,198	3,068	290,067	39,672	329,739
Depreciation	3,590	36	1,430	164	-	12	5,235	106	5,341
Loss on impairment	-	-	-	-	26	-	26	-	26
Capital Expenditures	12,155	53	1,851	265	26	0	14,351	6	14,357
R&D Expenses	2,550	217	533	75	5	-	3,383	-	3,383
Number of employees (p)	13,372	88	6,200	582	176	259	20,677	55	20,732

For the three months ended December 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	34,391	1,241	24,663	7,011	1,039	343	68,688	-	68,688
Intersegment	14	-	4	0	33	1,477	1,528	(1,528)	-
Total	34,405	1,241	24,667	7,011	1,072	1,820	70,217	(1,528)	68,688
Operating expenses	22,462	1,215	20,193	5,667	1,124	1,611	52,270	(1,260)	51,009
Operating income	11,944	27	4,475	1,345	-51	209	17,946	(267)	17,679
Operating income ratio	34.7%	2.2%	18.1%	19.2%	-4.8%	11.5%	25.6%	-	25.7%
Assets	131,907	2,275	96,217	16,569	4,930	2,798	254,700	20,550	275,251
Depreciation	3,319	17	1,439	134	90	6	5,008	18	5,027
Capital Expenditures	4,854	5	2,578	492	33	-	7,963	1	7,965
R&D Expenses	2,002	65	321	222	8	-	2,620	-48	2,571
Number of employees (p)	8,438	135	5,874	562	175	355	15,539	50	15,589

Ref : Differences between the 3rd quarter of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	7,823	1,317	-857	796	-89	106	9,098	-	9,098
Variance(%)	22.7%	106.1%	-3.5%	11.4%	-8.6%	30.9%	13.2%	-	13.2%
Intersegment	153	71	10	0	-17	-173	46	-46	-
Total	7,976	1,388	-846	796	-106	-66	9,144	-46	9,098
Operating expenses	4,111	1,247	-1,147	430	-28	-57	4,560	564	5,125
Operating income	3,864	139	300	364	-78	-9	4,584	-611	3,973
Variance(%)	32.4%	514.8%	6.7%	27.1%	-	-4.3%	25.5%	-	22.5%
Assets	32,210	6,061	-5,193	4,753	-2,732	270	35,367	19,122	54,488
Depreciation	271	19	-9	30	-90	6	227	88	314
Loss on impairment	-	-	-	-	26	-	26	-	26
Capital Expenditures	7,301	48	-727	-227	-7	0	6,388	5	6,392
R&D Expenses	548	152	212	-147	-3	-	763	48	812
Number of employees (p)	4,934	-47	326	20	1	-96	5,138	5	5,143

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses,.etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, Placement of temporary staff, etc.

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to the Photonics sector beginning in the 1st quarter of this fiscal year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of the previous fiscal year.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2004 and 2003 are as follows:

   2004 630 million Yen
   2003 395 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Dec. 31, 2004 and 2003 are as follows:

   2004 53,194 million Yen
   2003 35,776 million Yen

2. Geographic Segments

For the three months ended December 31, 2004

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	58,128	7,713	8,952	2,993	77,786	-	77,786
Intersegment	4,911	27	60	23,110	28,110	(28,110)	-
Total	63,039	7,741	9,012	26,104	105,896	(28,110)	77,786
Operating expenses	52,221	7,878	7,133	17,798	85,032	(28,898)	56,134
Operating income	10,817	-137	1,878	8,305	20,864	788	21,652
Operating income ratio	17.2%	-1.8%	20.8%	31.8%	19.7%	-	27.8%
Assets	175,708	19,001	31,355	99,470	325,535	4,204	329,739

For the three months ended December 31, 2003

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	47,800	7,792	10,155	2,941	68,688	-	68,688
Intersegment	4,034	24	42	15,827	19,926	(19,926)	-
Total	51,835	7,815	10,197	18,767	88,615	(19,926)	68,688
Operating expenses	42,465	7,674	7,431	13,793	71,362	(20,352)	51,009
Operating income	9,370	141	2,765	4,975	17,252	426	17,679
Operating income ratio	18.1%	1.8%	27.1%	26.5%	19.5%	-	25.7%
Assets	152,407	18,267	28,952	66,239	265,868	9,383	275,251

Ref: Differences between the 3rd quarter of this year and the same period last year

	Millions of Yen						
	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
Net sales:							
To outside customers	10,328	-79	-1,203	52	9,098	-	9,098
Variance(%)	21.6%	-1.0%	-11.8%	1.8%	13.2%	-	13.2%
Intersegment	877	3	18	7,283	8,184	-8,184	-
Total	11,204	-74	-1,185	7,337	17,281	-8,184	9,098
Operating expenses	9,756	204	-298	4,005	13,670	-8,546	5,125
Operating income	1,447	-278	-887	3,330	3,612	362	3,973
Variance(%)	15.4%	-197.2%	-32.1%	66.9%	20.9%	-	22.5%
Assets	23,301	734	2,403	33,231	59,667	-5,179	54,488

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the three months ended Dec. 31, 2004 and 2003 are as follows:

   2004 465 million Yen 2003 400 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Dec. 31, 2004 and 2003 are as follows:

   2004 47,887 million Yen 2003 30,499 million Yen

3. Sales to Foreign Customers

For the three months ended December 31, 2004

	North America	Europe	Asia	Other	Total
	Millions of Yen				
Overseas Sales (A)	10,933	9,463	15,542	2	35,940
Total Consolidated Net Sales (B)					77,786
Overseas Sales ratio (A/B)	14.0%	12.2%	20.0%	0.0%	46.2%
Regional Sales ratio	30.4%	26.3%	43.3%	0.0%	100.0%

For the three months ended December 31, 2003

	North America	Europe	Asia	Other	Total
	Millions of Yen				
Overseas Sales (A)	8,792	10,822	11,578	4	31,197
Total Consolidated Net Sales (B)					68,688
Overseas Sales ratio (A/B)	12.8%	15.7%	16.9%	0.0%	45.4%
Regional Sales ratio	28.2%	34.7%	37.1%	0.0%	100.0%

Ref: Differences between the 3rd quarter of this year and the same period last year

	North America	Europe	Asia	Other	Total
	Millions of Yen				
Overseas Sales (A)	2,141	-1,359	3,964	-2	4,743
Total Consolidated Net Sales (B)					9,098
Overseas Sales ratio (A/B)	24.4%	-12.6%	34.2%	-	15.2%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries **(Unaudited)**

(Three months ended Dec. 31, 2004 and 2003)

Millions of yen, (%), [%]

Business Category / Company	Three months ended Dec. 31, 2004		Three months ended Dec. 31, 2003		Variance Amount	Variance %	Three months ended Sep.30, 2004	
Electro-Optics								
Domestic	22,329	(52.9)	20,017	(58.2)	2,312	11.6	21,907	(51.6)
Overseas	19,885	(47.1)	14,374	(41.8)	5,511	38.3	20,517	(48.4)
total	42,214	[54.3]	34,391	[50.1]	7,823	22.7	42,424	[54.1]
Photonics								
Domestic	1,581	(61.8)	654	(52.7)	927	141.7	1,984	(67.9)
Overseas	977	(38.2)	588	(47.3)	389	66.2	940	(32.1)
total	2,558	[3.3]	1,241	[1.8]	1,317	106.1	2,924	[3.7]
Information Technology								
Domestic	23,911	(53.4)	20,670	(58.0)	3,241	15.7	23,891	(52.7)
Overseas	20,862	(46.6)	14,962	(42.0)	5,900	39.4	21,457	(47.3)
total	44,773	[57.6]	35,632	[51.9]	9,141	25.7	45,348	[57.8]
Vision Care								
Domestic	9,074	(38.1)	8,616	(34.9)	458	5.3	9,590	(40.3)
Overseas	14,732	(61.9)	16,046	(65.1)	-1,314	-8.2	14,213	(59.7)
total	23,806	[30.6]	24,663	[35.9]	-857	-3.5	23,803	[30.3]
Health Care								
Domestic	7,622	(97.6)	6,938	(99.0)	684	9.9	7,940	(98.2)
Overseas	185	(2.4)	73	(1.0)	112	153.4	143	(1.8)
total	7,807	[10.0]	7,011	[10.2]	796	11.4	8,084	[10.3]
Eye Care								
Domestic	16,696	(52.8)	15,554	(49.1)	1,142	7.3	17,531	(55.0)
Overseas	14,917	(47.2)	16,119	(50.9)	-1,202	-7.5	14,356	(45.0)
total	31,614	[40.6]	31,674	[46.1]	-60	-0.2	31,887	[40.6]
Crystal								
Domestic	789	(83.1)	923	(88.8)	-134	-14.5	701	(83.1)
Overseas	161	(16.9)	117	(11.2)	44	37.6	142	(16.9)
total	950	[1.2]	1,039	[1.5]	-89	-8.6	844	[1.1]
Service								
Domestic	449	(100.0)	343	(100.0)	106	30.9	407	(100.0)
Overseas	-	(-)	0	(0.0)	0	-	-	(-)
total	449	[0.6]	343	[0.5]	106	30.9	407	[0.5]
Lifestyle Refinement								
Domestic	1,238	(88.5)	1,266	(91.5)	-28	-2.2	1,108	(88.6)
Overseas	161	(11.5)	117	(8.5)	44	37.6	142	(11.4)
total	1,399	[1.8]	1,383	[2.0]	16	1.2	1,251	[1.6]
Total Net Sales								
Domestic	41,846	(53.8)	37,491	(54.6)	4,355	11.6	42,530	(54.2)
Overseas	35,940	(46.2)	31,197	(45.4)	4,743	15.2	35,956	(45.8)
Total	77,786	[100.0]	68,688	[100.0]	9,098	13.2	78,486	[100.0]

Notes: 1.Figures of less than a million yen are omitted.

2.Figures in ( ) are percentages of business category sales.

3.Figures in [ ] are percentages of total net sales.

File No: 82-34801

(Exhibit 2)

January 21, 2005

HOYA

NINE-MONTH REPORT

(for the nine months ended December 31, 2004)

Consolidated (HOYA CORPORATION and Consolidated Subsidiaries)

(unaudited)

Notes:

1.HOYA's fiscal year (FY) : from April 1 to March 31 of the following year.

2.Data used in 3rd quarters of 2004 and 2003 are unaudited.

3.These financial statements have been prepared for reference only in accordance with accounting principles and practices generally accepted in Japan.

HOYA CORPORATION

HOYA

January 21, 2005

Financial Highlights for the Nine Months (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

Contact: Naoj Ito, Manager of Investor Relations Tel: 03(3952)1160 Fax:03(3952)0726 E-mail:naoji.ito@mb.hoya.co.jp

(The yen amounts shown therein are rounded down to the nearest million.)

1.Performance for the nine months ended Dec. 31, 2004 and 2003

(1)Results of Operations	Millions of Yen Nine months ended Dec. 31, 2004	2003	variance (%)
Net sales	231,234	200,386	(15.4)
Operating income	65,781	48,615	(35.3)
Ordinary income	69,085	47,486	(45.5)
Net income	49,017	29,343	(67.0)
Basic net income per share(Yen)	443.74	259.73	

Notes : No changes have been made in accounting policy.

(2)Financial Position	Millions of Yen As of Dec. 31, 2004	As of March 31, 2004	As of Dec. 31, 2003
Total assets	329,739	289,887	275,251
Shareholders' equity	260,157	218,978	209,967
Shareholders' equity ratio	78.9%	75.5%	76.3%
Shareholders' equity per share (Yen)	2,336.53	1,967.60	1,887.57

(3)Conditions of Cash Flow	Millions of Yen Nine months ended Dec. 31, 2004	2003
Net cash provided by operating activities	48,215	54,775
Net cash used in investing activities	-28,476	-20,260
Net cash provided by (used in) financing activities	-12,176	-42,258
Cash and cash equivalents at end of period	90,925	66,125

2. Projected Results for the Year ending March 31, 2005	Millions of Yen Year ending/ended March 31, 2005	2004	variance (%)
Net sales	306,000	271,443	(12.7)
Operating income	85,000	68,166	(24.7)
Ordinary income	89,500	66,554	(34.5)
Net income	63,000	39,548	(59.3)
Net income per share (Yen)	568.61	350.96	217.65

(1) Business Overview

1.Results of Operations

1) General Overview

Results of Operations	Millions of Yen Nine months ended Dec. 31, 2004
Net sales	231,234
Operating income	65,781
Ordinary income	69,085
Net income	49,017
Net income per share(Yen)	443.74

A trend of recovery in the business climate centered in manufacturing industries driven by robust sales of digital appliances was evident during the term (nine months). Optimism returned to personal consumption even in the domestic market sparked by sales of digital appliances for a number of reasons including record-breaking heat and the Athens Olympics effect. Meanwhile, however, an imbalance emerged between demand and production capacity expanded in response to brisk demand, inducing a drop in some prices, putting pressure on profits and giving rise to uncertainty regarding the future economic outlook.

In the currency market during the nine-month term under review, the US dollar and Thai baht depreciated by 5.5% and 4.7%, respectively, while the euro appreciated by 1.8%, all against the yen, on a year-on-year basis.

Within that context, in the HOYA Group, the Electro-Optics sector saw continued demand for high-precision products backed by favorable sales of digital home appliances. In the Eye Care division, though eyeglass lenses slowed in reaction to the good conditions of the previous year in markets overseas, a moderate trend toward recovery was seen in the domestic market. In the Health Care division, performance was steady centered in high-function products, realizing a boost in sales. As a result, consolidated sales during the nine-month term under review increased 15.4% year-on-year to 231,234 million yen.

Net Sales (Million Yen) and Average Exchange Rate (Yen)
for the nine months ended Dec.31


250,000
200,000
150,000
100,000
50,000
0
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
111.71
108.66
123.36
121.94
132.76
135.10
98.00
109.42
119.16
114.64
108.39
149,896
176,224
175,446
184,640
200,386
231,234
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Net Sales
average exchange rate (US$)
average exchange rate (EURO)

Ratio of Net Sales by Business Segment - Nine months ended Dec.31


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Service
Crystal
Health Care
Vision Care
Photonics
Electro-Optics

During the nine-month term under review, orders for high precision products expanded in the Electro-Optics sector, major plants remained in full production and revenues also increased. In spite of a drop in sales of eyeglass lenses overseas, sales of high value-added products in the Eye Care sector continued to expand and, in addition, increased revenues were also achieved as the result of the integration and transfer of manufacturing and processing operations overseas. In the Health Care sector, bifocal contact lenses, soft intraocular lenses and other high-function products continued to sell well, resulting in increased revenues. As a result, for the Group overall, operating income, ordinary income and net income for the term increased 35.3%, 45.5% and 67.0% respectively on a year-on-year basis. Together with net sales, all three represented record results for the nine-month term.

Net income per share for the nine-month period was 443.74 yen, an increase of 184.01 yen on a year-on-year basis.

Profits (Million Yen) - Nine Months ended Dec.31


80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
25,762
26,083
15,464
33,961
35,808
21,496
32,915
34,065
18,802
39,982
37,462
12,720
48,615
47,486
29,343
65,781
69,085
49,017
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Operating Income
Ordinary Income
Net Income

2) Segment Overview

1. Information Technology

Electro-Optics

Net sales of Electro-Optics (Million Yen) for nine months ended Dec.31


140,000
120,000
100,000
80,000
60,000
40,000
20,000
0
66,413
84,034
76,293
83,382
97,526
124,726
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

In mask blanks for semiconductor production, there was an increase in orders for phase shift mask blanks and other high-precision products and sales increased on a year-on-year basis.

Sales of photomasks for semiconductor production increased year-on-year due to an increase in orders for high-precision products and next-generation products under development. In large LCD masks, LCD panel manufacturers launched new-generation commercial production lines and price reductions are occurring in the market due to oversupply; however, the manufacturers were strongly motivated to develop new products and orders for HOYA products also remained vigorous, resulting in increased sales year-on-year.

In glass disks for hard disk drives (HDDs), an expansion in HDD applications to portable music players and other devises stimulated a favorable expansion in demand. Furthermore, the sales of the Nippon Sheet Glass Co.,Ltd. sector transferred to HOYA in the 4th quarter of the previous fiscal year were included beginning in the 1st quarter, resulting in a broad increase in sales on a year-on-year basis.

In optical products, sales of digital cameras and other digital products continued robust growth and sales of our molded aspheric lenses and other optical lenses fared well. Sales increased on a year-on-year basis.

Photonics

Net sales of Photonics (Million Yen) for nine months ended Dec.31


9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
5,036
4,590
5,201
4,324
3,489
8,370
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

This segment covers laser-related equipment for industrial, dental and medical applications.

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to this sector beginning in the present term, which brought a significant increase over the same term in the previous year. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of the previous fiscal year.

2. Eye Care

Vision Care


Net sales of Vision Care (Million Yen) for nine months ended Dec.31
80,000
60,000
40,000
20,000
0
53,816
63,376
68,752
70,261
73,775
70,471
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

In the domestic eyeglass lens market, the prolonged stagnation seems to have hit bottom and the trend toward moderate recovery continues. At HOYA, sales grew through value-added enhancement of progressive lenses, coatings and other products. Overall, sales increased on a year-on-year basis.

Overseas, sales growth in the Asia-Oceania region remained solid reflecting the value-added enhancement of products promoted by HOYA. In the United States and Europe, HOYA strengthened its sales of high-value-added products. In Germany, Europe's largest market, however, sales declined in reaction to increased demand stimulated by the reform of the health insurance system during the previous fiscal year. Aggregate sales in overseas markets declined on a year-on-year basis.

As a result, the overall sales of the division decreased on a year-on-year basis.

Health Care


Net sales of Health Care (Million Yen) for nine months ended Dec.31
28,000
24,000
20,000
16,000
12,000
8,000
4,000
0
14,918
15,092
17,075
19,959
21,186
23,598
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

In terms of contact lenses, within the context of continued price competition in the market among discount retailers, HOYA sought to differentiate itself from its competitors by continuing the establishment of new outlets, taking advantage of its professional expertise to improve face-to-face customer services and promoting sales of bifocal lenses and other high value-added products, thereby boosting sales on a year-on-year basis.

Sales of intraocular lenses (IOL) increased on a year-on-year basis due to favorable sales of soft intraocular lenses during the term both in Japan and overseas.

3. Lifestyle Refinement

Crystal

In terms of crystal, HOYA is reducing the scale of its operations in this sector as part of its business restructuring initiatives and, since corporate demand in the market remained slow, sales decreased on a year-on-year basis.


Net sales of Crystal (Million Yen) for nine months ended Dec.31
10,000
8,000
6,000
4,000
2,000
0
8,260
7,840
6,933
5,569
3,419
2,841
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04

2. Financial Position

	Millions of Yen As of Dec. 31, 2004
Total assets	329,739
Shareholders' equity	260,157
Shareholders' equity ratio	78.9%

At the end of the nine months under review, total assets increased Yen 39,852 million as current assets increased Yen 21,260 million and fixed assets increased Yen 18,526 million from the end of the previous fiscal year. Shareholders' equity increased Yen 41,179 million. In this term under review, the Company cencelled 30,702 million yen of treasury stock.

3. Conditions of Cash Flows

	Millions of Yen Nine months ended Dec. 31, 2004
Net cash provided by operating activities	48,215
Net cash used in investing activities	-28,476
Net cash provided by (used in) financing activities	-12,176
Cash and cash equivalents at end of period	90,925

Cash flow from operating activities amounted to 48,215 million yen, comprised of 66,169 million yen in income before income taxes and minority interests and 15,464 million yen in depreciation and amortization among others. Cash flow from investment activities amounted to 28,476 million yen in cash payments that were mainly used for investment in order to handle next-generation products. Free cash flow amounted to 19,739 million yen and used 12,245 million yen for payment of dividends. As a result, the term-end balance of cash and cash equivalents increased 10,499 million yen from the end of the previous fiscal year.

4. Projected Results for the Year ending March 31, 2005

	Millions of Yen		variance
	Years ending/ended March 31,		
	2005	2004	(%)
Net sales	306,000	271,443	(12.7)
Operating income	85,000	68,166	(24.7)
Ordinary income	89,500	66,554	(34.5)
Net income	63,000	39,548	(59.3)
Net income per share (Yen)	568.61	350.96	217.65 Yen

Ref : Projected results for the 4th quarter

	Millions of Yen		variance
	Three months ending/ended March 31,		
	2005	2004	(%)
Net sales	74,766	71,057	(5.2)
Operating income	19,219	19,551	(-1.7)
Ordinary income	20,415	19,068	(7.1)
Net income	13,983	10,205	(37.0)
Net income per share (Yen)	125.03	91.28	33.75 Yen

These forward looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from that anticipated in these statements. These factors include changes in economic conditions, trends in our major markets, or currency exchange rates.

(2) Consolidated Financial Statements (unaudited)

1. Consolidated Balance Sheets

HOYA CORPORATION and Consolidated Subsidiaries

	Millions of Yen			
	Dec. 31,2004	Mar. 31, 2004	Variance(%)	Dec. 31,2003
ASSETS				
Current assets	214,539	193,279	11.0	180,257
Cash and deposits	90,925	80,425		66,125
Notes and accounts receivable - trade	77,180	67,274		68,010
Inventories	36,869	32,877		33,804
Deferred tax assets	5,232	7,066		5,283
Other current assets	5,775	6,982		8,398
Allowance for doubtful receivables	-1,443	-1,347		-1,365
Fixed asstes	114,971	96,445	19.2	94,560
Tangible fixed assets	92,954	78,318	18.7	78,539
Buildings and structures	23,605	22,855		22,463
Machinery and carriers	37,486	33,076		32,497
Land	9,319	9,218		9,294
Other tangible fixed assets	22,542	13,167		14,284
Intangible fixed assets	5,242	4,556	15.1	4,747
Investments and other assets	16,775	13,570	23.6	11,273
Investment securities	9,443	6,193		5,380
Deferred tax assets	2,719	3,012		1,559
Other assets	5,051	4,853		4,853
Allowance for doubtful receivables	-438	-487		-519
Deferred charges	228	162	40.7	433
Total Assets	329,739	289,887	13.7	275,251
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities	66,600	68,252	-2.4	62,496
Notes and accounts payable - trade	28,634	25,770		26,849
Short-term bank loans	-	486		1,297
Income taxes payable	8,143	14,398		10,590
Accrued bonuses to employees	1,996	3,722		1,876
Other current liabilities	27,825	23,874		21,882
Long-term liabilities	2,127	1,934	10.0	1,847
Long-term bank loans	-	-		0
Other long-term liabilities	2,127	1,934		1,846
Total Liabilities	68,727	70,187	-2.1	64,343
Minority interests	855	721	18.6	940
Common stock	6,264	6,264	-	6,264
Additional paid-in capital	15,898	15,898	-	15,898
Retained earnings	253,154	247,175	2.4	236,995
Net unrealized gain on available-for-sale securities	41	-30	-236.7	-77
Foreign currency translation adjustments	-7,012	-10,825	-35.2	-9,367
Treasury stock - at cost	-8,189	-39,504	-79.3	-39,745
Total Shareholders' Equity	260,157	218,978	18.8	209,967
Total	329,739	289,887	13.7	275,251

notes:

	Millions of Yen		
Accumulated depreciation	162,795	150,826	158,237
Guarantees of borrowings and lease obligations for customers	1,230	883	746
Number of shares of treasury stock (unit:stocks)	1,006,092	4,857,867	4,887,862

2. Consolidated Statements of Income

HOYA CORPORATION and Consolidated Subsidiaries

(Nine months ended Dec. 31, 2004 and 2003)	Millions of Yen Nine months ended Dec. 31, 2004	2003	Variance(%)	Year ended Mar.31, 2004
Net sales	231,234	200,386	15.4	271,443
Cost of sales	117,331	105,806	10.9	142,683
Gross profit	113,903	94,580	20.4	128,760
Selling, general and administrative expenses	48,122	45,965	4.7	60,594
Operating income	65,781	48,615	35.3	68,166
Non-operating income	4,924	2,539	93.9	3,829
Interest income	693	439		553
Foreign exchange gains	102	-		-
Equity in earnings of affiliates	3,304	900		1,699
Others	823	1,200		1,576
Non-operating expenses	1,620	3,669	-55.8	5,441
Interest expense	85	169		189
Sales discount	383	481		638
Foreign exchange losses	-	2,277		2,900
Others	1,150	741		1,714
Ordinary income	69,085	47,486	45.5	66,554
Extra-ordinary gains	449	842	-46.7	989
Gain on sales of property, plant and equipment	129	522		522
Gain on sales of investment securities	-	59		59
Others	319	261		406
Extra-ordinary losses	3,365	4,756	-29.2	12,047
Maintenance of environment	1,187	-		-
Additional retirement benefits paid to employees	765	851		1,089
Loss on disposal of property, plant and equipment	672	1,386		1,899
Loss on impairment of long-lived assets	83	-		2,040
Amortization of goodwill	-	-		3,300
Additional expense incurred to dissolved contributory funded	-	887		887
Loss on write-down of investment securities	-	469		618
Others	656	1,160		2,210
Income before income taxes and other items	66,169	43,572	51.9	55,496
Income taxes - Current	14,870	13,382	11.1	18,573
Income taxes - Deferred	2,150	718	199.4	-2,774
Minority interests in net income	130	127	2.4	148
Net income	49,017	29,343	67.0	39,548
Basic net income per share(Yen)	443.74	259.73	184.01	350.96

Notes:

1. Effect of Exchange Rate Change on Net Sales and Incomes ("2004 A" is the actual value of this period. "2004 B" is the nominal value of this period which temporarily exchanged by the currency rate of the same period last year. unit : millions of Yen)

	2004 A	2004 B	influences
Net sales	231,234	232,252	-1,018
Operating income	65,781	66,782	-1,001
Ordinary income	69,085	70,135	-1,050
Net income	49,017	50,080	-1,063

2. Average rates of major foreign currencies:

		Nine months ended Dec. 31, 2004	2003	Variance(%)	Year ended Mar.31, 2004
US$	Yen	108.39	114.64	5.5%	112.76
Euro	Yen	135.10	132.76	-1.8%	132.65
Thail Baht	Yen	2.66	2.79	4.7%	2.77

3. Consolidated Statements of Retained Earnings

HOYA CORPORATION and Consolidated Subsid

	Millions of Yen			
	Nine months ended			Year ended
	Dec.31,2004	Dec.31,2003	Variance	Mar. 31, 2004
Additional paid-in capital				
Balance at the beginning of the period	15,898	15,898	-	15,898
Adjustment of retained earnings	-	-	-	-
Appropriations	-	-	-	-
Balance at the end of the period	15,898	15,898	-	15,898
Retained earnings				
Balance at the beginning of the period	247,175	216,271	30,904	216,271
Adjustment of retained earnings	49,017	29,343	19,674	39,548
Net income	49,017	29,343	19,674	39,548
Appropriations	43,039	8,620	34,419	8,644
1. Cash dividends	12,241	8,439	3,802	8,439
2. Bonuses to directors	63	169	-106	169
3. Cancellation of treasury stock	30,702	-	30,702	-
4. Loss on disposal of treasury stock	32	11	21	35
Balance at the end of the period	253,154	236,995	16,159	247,175

4. Consolidated Statements of Cash Flows

HOYA CORPORATION and Consolidated Subsidiaries

(Nine months ended Dec. 31, 2004 and 2003)

	Millions of Yen Nine months ended Dec.31, 2004	 2003	 variance
OPERATING ACTIVITIES:			
Income before income taxes and minority interests	66,169	43,572	22,597
Adjustments for:			
Income taxes - paid	-21,292	-1,869	-19,423
Depreciation and amortization	15,464	14,690	774
Loss on impairment of long-lived assets	83	-	83
Provision for (reversal of) accrued bonuses to employees	-1,725	-1,655	-70
Provision for (reversal of) accrued retirement benefits	-	-292	292
Provision for (reversal of) reserve for periodic repairs	204	178	26
Equity in earnings of affiliates	-3,304	-900	-2,404
Foreign exchange loss (gain)	-85	1,131	-1,216
Bonus to directors	-63	-169	106
Loss on write-down of investment securities	-	469	-469
Gain on sales of property, plant and equipment and investment securities	-129	-581	452
Loss on disposal of property, plant and equipment and investment securities	672	1,386	-714
Other	338	303	35
Changes in assets and liabilities:			
(Increase) decrease in notes and accounts receivable	-9,199	-7,743	-1,456
(Increase) decrease in inventories	-3,530	-1,105	-2,425
(Increase) decrease in other current assets	1,568	-1,530	3,098
Increase (decrease) in notes and accounts payable	2,722	6,120	-3,398
Increase (decrease) in other current liabilities	323	2,771	-2,448
Total adjustment			
Net cash provided by operating activities	48,215	54,775	-6,560
INVESTING ACTIVITIES:			
Payment for purchases of property, plant and equipment	-26,429	-17,288	-9,141
Proceeds from sales of property, plant and equipment	171	775	-604
Payment for purchases of investment securities	-10	-365	355
Proceeds from sales of investment securities	-	102	-102
Payments for loans	-96	-2,430	2,334
Proceeds from loans	164	-	164
Increase in investments and other assets	-2,522	-1,642	-880
Decrease in investments and other assets	245	589	-344
Net cash used in investing activities	-28,476	-20,260	-8,216
FINANCING ACTIVITIES:			
Net increase (decrease) in short-term bank loans	-348	-926	578
Repayments of long term bank loans	-161	-43	-118
Net (increase) decrease in treasury stock	580	-32,719	33,299
Dividends paid	-12,245	-8,433	-3,812
Dividends paid for minority shareholders	0	-155	155
Proceeds from minority shareholders	-	19	-19
Net cash used in financing activities	-12,176	-42,258	30,082
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,562	-7,742	15,304
Effect of Exchange Rate Changes on Cash and Cash Equivalents	2,936	-2,203	5,139
Cash and cash equivalents of merged non-consolidated subsidiaries, beginning of period	-	377	-377
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	80,425	75,694	4,731
CASH AND CASH EQUIVALENTS, END OF PERIOD	90,925	66,125	24,800

5. Preparation of the Consolidated Financial Statements

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 57 companies
   (Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC.,HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD.
   <domestic> HOYA CANDEO OPTRONICS CORPORATION, HOYA HEALTHCARE CORPORATION
2. Number of unconsolidated subsidiaries : None
3. Number of affiliates : 5 companies
   (Number of affiliates accounted for by the equity method : 1 company, NH TECHNO GLASS CORPORATION)

Notes: Changes in Accounting Policies and Others

1. Changes in scope of consolidation and application of the equity method:

1) Scope of consolidation

a) In comparison to the end of the same period of last year (Dec. 31, 2003) : 1company increased in total.

2 companies increased due to the establishment:	HOYA ELECTRONICS KOREA CO., LTD. (Korea) HOYA GLASS DISK VIETNAM LTD. (Vietnam)
3 companies increased due to the acquisition:	HOYA GLASS DISK PHILIPPINES, INC. (Philippines) HOYA GLASS DISK MALAYSIA SDN.BHD. (Malaysia) RADIANT IMAGES, INC. (USA)
1 company decreased due to the merger with the parent company :	HOYA OPTICS CORPORATION (Japan)
2 companies decreased due to the closing:	HOYA OPTICAL TAIWAN CO., LTD. (Taiwan) KOREA OPTICAL GLASS CO., LTD. (Korea)
1 company decreased due to the disposal:	NEW CHROMEX, INC. (USA)

b) In comparison to the end of previous fiscal year (March 31, 2004) : 2 companies increased in total.

2 companies increased due to the establishment:	HOYA ELECTRONICS KOREA CO., LTD. (Korea) HOYA GLASS DISK VIETNAM LTD. (Vietnam)
1 company increased due to the acquisition:	RADIANT IMAGES, INC. (USA)
1 company decreased due to the closing:	KOREA OPTICAL GLASS CO., LTD. (Korea)

2) Application of the equity method

a) In comparison to the end of the same period of last year (Dec. 31, 2003) :
   No change

b) In comparison to the end the previous fiscal year (March 31, 2004) :
   No change

	as of Dec.31, 2004	as of Dec. 31, 2003	variance	as of Mar.31, 2004
Consolidated subsidiaries	57 (do 6, os51)	56 (do 7, os49)	+1 (do-1, os+2)	55 (do 6, os49)
Nonconsolidated subsidiaries	- (do -, os -)	- (do -, os -)	- (do -, os -)	- (do -, os -)
Affiliates	5 (do 5, os -)	5 (do 5, os -)	- (do-, os-)	5 (do 5, os -)
(accounted for by the equity method)	(1) (do 1, os -)	(1) (do 1, os -)	(-) (do-, os-)	(1) (do 1, os -)
Total Hoya Group	62	61	+1	60
(acounted for by the equity method)	(1)	(1)	(-)	(1)

(do : domestic, os : overseas)

2. Additional information: Impairment of Long-Lived Assets

From the forth quarter ended March 31, 2004, the company has adopted "Accounting Standard for Impairment of Long-Lived Assets "(Accounting Standards Board, August 9, 2002) and "Guidelines for Accounting Standard for Impairment of Long-Lived Assets"(Accounting Standards Board Guideline no. 6, October 31, 2003), which became applicable to the consolidated financial statements for the fiscal year ended March 31, 2004.

For the period under review, the impairment losses of 83 million yen are reported as Extraordinary Loss, and it reduced income before income taxes and minority interests by the same amounts compared to the previous accounting period. The accumulated impairment losses are deducted from the respective assets in the balance sheet.

Notes Relating to Consolidated Statements of Cash Flows

1. Cash and Cash Equivalents at the End of the Period

	Millions of Yen		
	Nine months ended Dec.31,		Year ended
	2004	2003	Mar.31,2004
Cash and deposits	90,925	66,125	80,425
Marketable securities	-	-	-
Total	90,925	66,125	80,425

2. Details of Asstets and Liabilities of the Newly Consolidated Subsidiaries by Increase of Proxy Rights:

Nine months ended Dec. 31, 2004
None

Nine months ended Dec. 31, 2003
HOYA-SCHOTT CORPORATION (as of June 30, 2003)
(This company has changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

Year ended Mar. 31, 2004
HOYA-SCHOTT CORPORATION (as of June 30, 2003)
(This company has changed its corporate name to HOYA CANDEO OPTRONICS CORPORATION)

	Millions of Yen
Current assets	2,052
Fixed assets	554
Total assets	2,607
Current liabilities	701
Long-term liabilities	168
Total liabilities	870

3. Details of Important Non-financial Trading

Nine months ended Dec.31, 2004	Millions of Yen
Cancellation of treasury stock	30,702

Nine months ended Dec.31, 2003
None

Year ended Mar. 31, 2004
None

Notes Relating to Investment Securities and Derivatives

1.Investment securities with market values:

(Millions of Yen)

	As of								
	Dec.31, 2004			Mar.31, 2004			Dec.31, 2003		
Available-for-sale	Cost	Fair Value	Variance	Cost	Fair Value	Variance	Cost	Fair Value	Variance
Available-for-sale : Marketable Equity securities	159	290	131	159	230	70	102	109	6
Government bonds	-	-	-	-	-	-	-	-	-
Corporate bonds	-	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-	-
Total	159	290	131	159	230	70	102	109	6

2. Investment securities without market values:

(Millions of Yen)

	As of		
	Dec.31, 2004	Mar.31, 2004	Dec.31, 2003
Non-marketable stock of subsidiaries	8,881	5,689	4,852
Total	8,881	5,689	4,852
Non-marketable equity securities	271	273	418
Total	271	273	418

3. Derivatives

None

Notes Relating to Income Taxes

1. Breakdown of major factors giving rise to deferred tax assets and liabilities:

	Millions of Yen		
	As of		
(1) Current deferred tax assets and liabilities			
Deferred tax assets	Dec.31, 2004	Mar.31, 2004	Dec.31, 2003
Inventories - intercompany unrealized profits	1,952	1,604	1,053
Accrued bonuses to employees	778	1,409	747
Amortization of goodwill	595	1,493	1,238
Accrued enterprise taxes	391	1,200	811
Other	1,513	1,358	1,433
Total amount of deferred tax assets - current	5,232	7,066	5,283
(2) Non-current deferred tax assets and liabilities			
Deferred tax assets			
Amortization of goodwill and property, plant and equipment	1,927	2,069	1,315
Loss on impairment of long-lived assets	858	824	-
Allowance for doubtful receivables	153	181	176
Other	727	859	1,075
Total amount of deferred tax assets - fixed	3,666	3,934	2,567
Deferred tax liabilities			
Reserve for deferred income taxes on fixed assets	-445	-467	-521
Special depreciation reserve	-308	-289	-314
Net unrealized gain on available-for-sale securities	-27	-	-
Other	-165	-165	-171
Total amount of deferred tax liabilities - fixed	-947	-922	-1,007
Net amount of deferred tax assets - fixed	2,719	3,012	1,559

2. The effective income tax rates of the companies differed from the statutory tax rate for the following reasons:

	Nine months ended Dec. 31, 2004	Nine months ended Dec. 31, 2003	Year ended Mar.31,2004
Statutory tax rate of the Company	40.4 %	41.7 %	41.7 %
(Adjustment)			
Lower income tax rates applicable to income in certain foreign countries	-13.0	-9.8	-12.4
Expenses not permanently deductible for income tax purposes	0.3	0.6	0.7
Per capita portion	0.1	0.2	0.2
Non-taxable dividend income	-3.2	-2.6	-2.1
Intercompany cash dividend and transactions	3.2	2.0	1.6
Equity in earnings of affiliates	-2.0	-0.8	-1.2
Tax credit on experiment and research expenses	-0.7	-	-1.1
Other adjustment - net	0.6	1.1	1.1
Effective income tax rate	25.7	32.4	28.5

Notes Relating to Employees' Retirement Benefits

1. Systems of employees' retirement benefits the Company adopts

   The Company had systems to support lump sum severance pay and an employees' pension fund (Kosei Nenkin Kikin). During the third quarter of the fiscal year ended in March 2003, the system of lump sum severance pay was abolished. The employees' pension fund was dissolved with approval for its dissolution sanctioned by the Minister of Health, Labor and Welfare on January 29, 2003 and this has been in the process of completion. During the first quarter of the fiscal year under review, on May 26, 2004, the Company obtained approval from the Minister of Health, Labor and Welfare for the completion of the liquidation thereof.

2. Details of liabilities for employees' retirement benefits

(1) Breakdown of liabilities for employees' retirement benefits

None

(2) Breakdown of expenses for employees' retirement benefits	Nine months ended Dec.31, 2004	Nine months ended Dec.31, 2003	Year ended Mar.31,2004
Additional expense incurred to dissolved contributory funded	-	887	887
Additional retirement benefits paid to employees	765	851	1,089
Expenses for employees' retirement benefits	765	1,739	1,977

(3) Calculation basis of liabilities for employees' retirement benefits

None

Notes Relating to Impairment of Fixed Assets

Since the 4th quarter of the last fiscal year (three monthe ended March 31, 2004), the Company has adopted impairment accounting for fixed assets :

(1) Group of assets applied :

Production facilities of crystal glassware at Musashi Factory, Crystal Division

(2) Breakdown of impairment	Nine months ended Dec.31, 2004	Nine months ended Dec.31, 2003	Year ended Mar.31,2004
Buildings	-	-	1,004
Machinery	23	-	461
Furniture and equipment	33	-	67
Assets on lease	-	-	276
Others	26	-	230
Total	83	-	2,040

(3) Segment Information (unaudited)

HOYA CORPORATION and Consolidated Subsidiaries

1. Industry Segments

For the nine months ended December 31, 2004

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	124,726	8,370	70,471	23,598	2,841	1,226	231,234	-	231,234
Intersegment	467	166	16	0	43	3,812	4,506	(4,506)	-
Total	125,193	8,536	70,487	23,598	2,884	5,039	235,741	(4,506)	231,234
Operating expenses	76,474	7,608	57,624	18,065	2,987	4,521	167,280	(1,827)	165,453
Operating income	48,719	928	12,863	5,532	-102	518	68,460	(2,679)	65,781
Operating income ratio	38.9%	10.9%	18.3%	23.5%	-3.6%	10.3%	29.0%	-	28.4%
Assets	164,117	8,336	91,024	21,322	2,198	3,068	290,067	39,672	329,739
Depreciation	10,439	96	4,267	487	-	34	15,325	139	15,464
Loss on impairment	-	-	-	-	83	-	83	-	83
Capital Expenditures	25,200	103	4,907	600	83	169	31,065	186	31,251
R&D Expenses	6,053	641	1,242	528	17	-	8,483	-	8,483
Number of employees (p)	13,372	88	6,200	582	176	259	20,677	55	20,732

For the nine months ended December 31, 2003

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	97,526	3,489	73,775	21,186	3,419	989	200,386	-	200,386
Intersegment	44	-	10	0	53	4,479	4,588	(4,588)	-
Total	97,571	3,489	73,786	21,186	3,472	5,468	204,975	(4,588)	200,386
Operating expenses	64,967	3,515	61,493	16,643	3,614	5,024	155,257	(3,485)	151,771
Operating income	32,604	-25	12,293	4,543	-141	444	49,717	(1,102)	48,615
Operating income ratio	33.4%	-0.7%	16.7%	21.4%	-4.1%	8.1%	24.3%	-	24.3%
Assets	131,907	2,275	96,217	16,569	4,930	2,798	254,700	20,550	275,251
Depreciation	9,652	50	4,250	399	258	23	14,633	56	14,690
Capital Expenditures	12,474	35	5,141	953	152	14	18,772	19	18,791
R&D Expenses	5,447	195	1,015	643	20	-	7,322	-79	7,243
Number of employees (p)	8,438	135	5,874	562	175	355	15,539	50	15,589

Ref : Differences between the nine months of this year and the same period last year

Millions of Yen

	Electro-Optics	Photo-nics	Vision Care	Health Care	Crystal	Service	Total	Elimi. or corp.*	Consolidated
Net sales:									
To outside customers	27,200	4,881	-3,304	2,412	-578	237	30,848	-	30,848
Variance(%)	27.9%	139.9%	-4.5%	11.4%	-16.9%	24.0%	15.4%	-	15.4%
Intersegment	423	166	6	0	-10	-667	-82	82	-
Total	27,622	5,047	-3,299	2,412	-588	-429	30,766	82	30,848
Operating expenses	11,507	4,093	-3,869	1,422	-627	-503	12,023	1,658	13,682
Operating income	16,115	953	570	989	39	74	18,743	-1,577	17,166
Variance(%)	49.4%	-	4.6%	21.8%	-	16.7%	37.7%	-	35.3%
Assets	32,210	6,061	-5,193	4,753	-2,732	270	35,367	19,122	54,488
Depreciation	787	46	17	88	-258	11	692	83	774
Loss on impairment	-	-	-	-	83	-	83	-	83
Capital Expenditures	12,726	68	-234	-353	-69	155	12,293	167	12,460
R&D Expenses	606	446	227	-115	-3	-	1,161	79	1,240
Number of employees (p)	4,934	-47	326	20	1	-96	5,138	5	5,143

*Elimi. or corp. : Eliminations or corporate

Notes:

1. Products and Services of each Business Division:

Business Category	Division	Products and Services
Information Technology	Electro-Optics	Photomasks and Maskblanks for semiconductors, Masks and devices for liquid-crystal displays (LCDs) Glass disks for hard disk drives (HDDs), Optical Communication, Optical lenses, Optical glasses, Electronic glasses, etc.
	Photonics	Laser equipments for industrial, dental and medical purposes, Light sources for electronics industry, Special optical glasses, etc.
Eye Care	Vision Care	Eyeglass lenses, Eyeglass frames, Ophthalmic equipments, etc.
	Health Care	Contact lenses, Intraocular lenses, etc.
Lifestyle Refinement	Crystal	Crystal glass products
	Service	Design of information systems, Placement of temporary staff, etc.

The sales of HOYA CANDEO OPTRONICS (former HOYA-SCHOTT Corp.) were posted to the Electro-Optics sector until the end of the previous fiscal year but have now been transferred to the Photonics sector beginning in the present term. The former HOYA-SCHOTT Corp. was converted from an affiliated company to which the equity method applies to a consolidated subsidiary effective as of end of the 1st quarter of the previous fiscal year.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2004 and 2003 are as follows:

   <u>2004</u> 2,035 million Yen
   <u>2003</u> 1,491 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Dec. 31, 2004 and 2003 are as follows:

   <u>2004</u> 53,194 million Yen
   <u>2003</u> 35,776 million Yen

2. Geographical Segments

For the nine months ended December 31, 2004

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	173,911	23,501	24,909	8,911	231,234	-	231,234
Intersegment	14,580	87	188	66,430	81,286	(81,286)	-
Total	188,492	23,588	25,097	75,342	312,521	(81,286)	231,234
Operating expenses	152,290	23,358	20,638	51,616	247,902	(82,449)	165,453
Operating income	36,202	230	4,459	23,726	64,618	1,162	65,781
Operating income ratio	19.2%	1.0%	17.8%	31.5%	20.7%	-	28.4%
Assets	175,708	19,001	31,355	99,470	325,535	4,204	329,739

For the nine months ended December 31, 2003

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	137,785	25,394	28,132	9,074	200,386	-	200,386
Intersegment	12,594	69	836	43,490	56,990	(56,990)	-
Total	150,380	25,463	28,969	52,564	257,377	(56,990)	200,386
Operating expenses	121,823	24,405	22,266	40,987	209,482	(57,710)	151,771
Operating income	28,556	1,058	6,702	11,577	47,895	719	48,615
Operating income ratio	19.0%	4.2%	23.1%	22.0%	18.6%	-	24.3%
Assets	152,407	18,267	28,952	66,239	265,868	9,383	275,251

Ref:

Differences between the nine months of this year and the same period last year

	Japan	North America	Europe	Asia	Total	Elimi. or corp.	Consolidated
	Millions of Yen						
Net sales:							
To outside customers	36,126	-1,893	-3,223	-163	30,848	-	30,848
Variance(%)	26.2%	-7.5%	-11.5%	-1.8%	15.4%	-	15.4%
Intersegment	1,986	18	-648	22,940	24,296	-24,296	-
Total	38,112	-1,875	-3,872	22,778	55,144	-24,296	30,848
Operating expenses	30,467	-1,047	-1,628	10,629	38,420	-24,739	13,682
Operating income	7,646	-828	-2,243	12,149	16,723	443	17,166
Variance(%)	26.8%	-78.3%	-33.5%	104.9%	34.9%	-	35.3%
Assets	23,301	734	2,403	33,231	59,667	-5,179	54,488

Notes:

1. The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Group offices* are located. The segments consisted of the following countries:

   North America: United States of America, Canada, etc.
   Europe: Netherlands, Germany, United Kingdom, etc.
   Asia: Singapore, Thailand, China, Republic of Korea, Taiwan, etc.

2. Amounts and composition of unallocable operating expenses are included in "Eliminations or Corporate". Corporate operating expenses mainly consist of the administration expenses of the headquarters of the Company and the overseas regional holding companies, which are not allocated to each industry segment. Corporate operating expenses for the nine months ended Dec. 31, 2004 and 2003 are as follows:

   2004 1,716 million Yen   2003 1,296 million Yen

3. Corporate assets included in "Eliminations or Corporate" mainly consist of cash, time deposits, investments securities and administrative assets of the Company and the overseas regional holding companies. Corporate assets as of Dec. 31, 2004 and 2003 are as follows:

   2004 47,887 million Yen   2003 30,499 million Yen

3. Sales to Foreign Customers

For the nine months ended December 31, 2004

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	33,835	27,015	44,634	4	105,489
Total Consolidated Net Sales (B)					231,234
Overseas Sales ratio (A/B)	14.6%	11.7%	19.3%	0.0%	45.6%
Regional Sales ratio	32.1%	25.6%	42.3%	0.0%	100.0%

For the nine months ended December 31, 2003

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	28,014	30,116	31,866	5	90,003
Total Consolidated Net Sales (B)					200,386
Overseas Sales ratio (A/B)	14.0%	15.0%	15.9%	0.0%	44.9%
Regional Sales ratio	31.1%	33.5%	35.4%	0.0%	100.0%

Ref: Differences between the nine months of this year and the same period last year

	Millions of Yen				
	North America	Europe	Asia	Other	Total
Overseas Sales (A)	5,821	-3,101	12,768	-1	15,486
Total Consolidated Net Sales (B)					30,848
Overseas Sales ratio (A/B)	20.8%	-10.3%	40.1%	-20.0%	17.2%

Note: The Company and subsidiaries are summarized in four segments by geographic area based on the countries where the *Customers* are located. The segments consisted of the following countries:

North America:	United States of America, Canada, etc.
Europe:	Netherlands, Germany, United Kingdom, etc.
Asia:	Singapore, Thailand, Republic of Korea, Taiwan, etc.
Other:	Saudi Arabia, Brazil, etc.

(4) Composition of Net Sales by Business Category

HOYA CORPORATION and Consolidated Subsidiaries

(Nine months ended Dec. 31, 2004 and 2003)

Millions of yen , (%), [%]

Business Category / Company	Nine months ended Dec. 31, 2004		2003		Variance Amount	%	Year ended March 31, 2004	
Electro-Optics								
Domestic	66,014	(52.9)	56,496	(57.9)	9,518	16.8	77,344	(57.3)
Overseas	58,712	(47.1)	41,030	(42.1)	17,682	43.1	57,726	(42.7)
total	124,726	[53.9]	97,526	[48.7]	27,200	27.9	135,071	[49.8]
Photonics								
Domestic	5,425	(64.8)	2,200	(63.1)	3,225	146.6	2,394	(58.2)
Overseas	2,944	(35.2)	1,289	(36.9)	1,655	128.4	1,721	(41.8)
total	8,370	[3.6]	3,489	[1.7]	4,881	139.9	4,116	[1.5]
Information Technology								
Domestic	71,440	(53.7)	58,696	(58.1)	12,744	21.7	79,739	(57.3)
Overseas	61,656	(46.3)	42,319	(41.9)	19,337	45.7	59,448	(42.7)
total	133,096	[57.6]	101,016	[50.4]	32,080	31.8	139,187	[51.3]
Vision Care								
Domestic	27,561	(39.1)	26,588	(36.0)	973	3.7	35,251	(35.9)
Overseas	42,910	(60.9)	47,186	(64.0)	-4,276	-9.1	62,952	(64.1)
total	70,471	[30.5]	73,775	[36.8]	-3,304	-4.5	98,203	[36.2]
Health Care								
Domestic	23,093	(97.9)	21,042	(99.3)	2,051	9.7	28,142	(99.2)
Overseas	504	(2.1)	144	(0.7)	360	250.0	238	(0.8)
total	23,598	[10.2]	21,186	[10.6]	2,412	11.4	28,380	[10.4]
Eye Care								
Domestic	50,654	(53.8)	47,630	(50.2)	3,024	6.3	63,393	(50.1)
Overseas	43,414	(46.2)	47,330	(49.8)	-3,916	-8.3	63,190	(49.9)
total	94,069	[40.7]	94,961	[47.4]	-892	-0.9	126,584	[46.6]
Crystal								
Domestic	2,422	(85.3)	3,066	(89.7)	-644	-21.0	3,841	(88.9)
Overseas	418	(14.7)	353	(10.3)	65	18.4	480	(11.1)
total	2,841	[1.2]	3,419	[1.7]	-578	-16.9	4,321	[1.6]
Service								
Domestic	1,226	(100.0)	989	(100.0)	237	24.0	1,350	(100.0)
Overseas	-	(0.0)	0	(0.0)	0	-	0	(0.0)
total	1,226	[0.5]	989	[0.5]	237	24.0	1,350	[0.5]
Lifestyle Refinement								
Domestic	3,649	(89.7)	4,055	(92.0)	-406	-10.0	5,192	(91.5)
Overseas	418	(10.3)	353	(8.0)	65	18.4	480	(8.5)
total	4,067	[1.8]	4,409	[2.2]	-342	-7.8	5,672	[2.1]
Total Net Sales								
Domestic	125,744	(54.4)	110,383	(55.1)	15,361	13.9	148,325	(54.6)
Overseas	105,489	(45.6)	90,003	(44.9)	15,486	17.2	123,118	(45.4)
Total	231,234	[100.0]	200,386	[100.0]	30,848	15.4	271,443	[100.0]

Notes: 1.Figures of less than a million yen are omitted.
2.Figures in ( ) are percentages of business category sales.
3.Figures in [ ] are percentages of total net sales.

(Exhibit 3)

HOYA

2005(平成17)年3月期　第3四半期　連結決算参考資料

Fact Book 2005 - Consolidated -3rd Quarter ： Three months & Nine months ended December 31, 2004

目 次 ・ Table of contents

File No: 82-34801

1. 経営成績・Results of Operations (百万円・¥ Million)



年度推移(Annual Transition)
中間推移(Interim Transition)
四半期推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
売上高・Net Sales
営業利益率・Operating Margin
経常利益率・Ordinary Income Ratio
当期純利益率・Return on Sales =ROS

	2001.3	2002.3	2003.3	2004.3	2005.3E
売上高・Net Sales	236,802	235,265	246,293	271,443	306,000
営業利益率・Operating Margin	19.1%	18.7%	21.5%	25.1%	27.8%
経常利益率・Ordinary Income Ratio	20.3%	19.5%	20.7%	24.5%	29.2%
当期純利益率・Return on Sales =ROS	9.2%	10.1%	8.1%	14.6%	20.6%

	2002.9	2003.9	2004.9
売上高・Net Sales	123,013	131,699	153,447
営業利益率・Operating Margin	21.6%	23.5%	28.8%
経常利益率・Ordinary Income Ratio	20.3%	23.1%	30.5%
当期純利益率・Return on Sales =ROS	12.1%	14.4%	21.4%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE
売上高・Net Sales	61,242	61,771	61,627	61,653	63,913	67,786	68,688	71,057	74,961	78,486	77,786	74,766
営業利益率・Operating Margin	20.6%	22.6%	21.8%	21.1%	22.7%	24.2%	25.7%	27.5%	28.1%	29.4%	27.8%	25.7%
経常利益率・Ordinary Income Ratio	17.7%	23.0%	20.2%	21.8%	23.1%	23.1%	24.9%	26.8%	29.8%	31.1%	28.7%	27.3%
当期純利益率・Return on Sales =ROS	11.2%	12.9%	-3.4%	11.9%	15.3%	13.5%	15.2%	14.4%	21.6%	21.2%	20.7%	18.7%

	2003.4-12	2004.4-12
売上高・Net Sales	200,386	231,234
営業利益率・Operating Margin	24.3%	28.4%
経常利益率・Ordinary Income Ratio	23.7%	29.9%
当期純利益率・Return on Sales =ROS	14.6%	21.2%

※表中の「Q」は四半期を示し、1Q(第1四半期)4～6月、2Q(第2四半期)7～9月、3Q(第3四半期)10～12月、4Q(第4四半期)翌年1～3月を意味してます。
※四半期表示のグラフにある年号は、当該決算期の終了する年を表示してます。例えば、「2005-3Q」は、2005年(平成17年)3月期の第3四半期(2004年10月1日から2004年12月31日まで)の3ヶ月間の経営成績あるいは2004年12月31日現在の財政状態を表示してます。

※決算期のあとに"E"と表示してある場合は、現時点における見通しです。

(1) 連結範囲及び持分法の適用に関する事項
①連結子会社数…57社
主要会社名：
(海外) HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD, HOYA PHOTONICS, INC.
(国内) HOYA CANDEO OPTRONICS株式会社、HOYAヘルスケア株式会社
②関連会社数…5社(うち持分法適用会社数…1社、NHテクノグラス株式会社)
(2) 会計処理の方法等の変更
①連結範囲及び持分法の適用の異動状況
連結範囲：前期末(平成16年3月末)との比較…2社増
・新規設立により2社増加　HOYA ELECTRONICS KOREA CO., LTD (韓国)、HOYA GLASS DISK VIETNAM LTD. (ベトナム)
・買収により1社増加　RADIANT IMAGES, INC. (米国)
・閉鎖により1社減少　KOREA OPTICAL GLASS CO., LTD (韓国)
②会計処理の方法：変更はありません。

参考	当第3四半期(平成16年12月期) as of Dec. 31, 2004	前期(平成16年3月期) as of March 31, 2004	前期末との増減 Increase/Decrease
連結子会社数 Consolidated Subsidiaries	57 (do 6 , os 51)	55 (do 6 , os 49)	+2 (do — , os +2)
非連結子会社数 Unconsolidated Subsidiaries	— (do — , os —)	— (do — , os —)	— (do — , os —)
関連会社数 Affiliates	5 (do 5 , os —)	5 (do 5 , os —)	— (do — , os —)
うち持分法適用会社数 Affiliates accounted for by the equity method	(1) (do 1 , os —)	(1) (do 1 , os —)	— (do — , os —)
合計・Total	62	60	+2

※ do：国内・domestic 、os：海外・overseas

Notes:

1. 1Q : From April 1 to June 30, 2Q : July 1– Sep.30, 3Q : Oct.1 – Dec.31 and 4Q : Jan.1 – Mar. 31 of the following year.
2. HOYA's fiscal year is from April 1 to March 31 of the following year. Years shown in this report represent 12-month period ended March 31 of given year. For example, you can find the result of operations during the three months ended December 31, 2004 or condition of finance as of December 31, 2004 in 2005-3Q scale.
3. In case some fiscal terms are followed by "E", it stands for "Expectations", i.e. current forecast by the Company.

Scope of Consolidation and Application of the Equity Method

1. Number of consolidated subsidiaries : 57 companies
   Major consolidated subsidiaries :
   <overseas> HOYA HOLDINGS, INC., HOYA HOLDINGS N.V., HOYA HOLDINGS ASIA PACIFIC PTE LTD., HOYA PHOTONICS, INC.
   <Japan>HOYA CANDEO OPTRONICS CORP., HOYA HEALTHCARE CORP.
2. Number of affiliates : 5 companies
   (Number of affiliated acconted for by the equity method : 1 company, NH TECHNO GLASS CORP.)

Changes in Accounting Policies and others in comparison to the end of March 31, 2004

1. Changes in scope of consolidation and application of the equity method
   Scope of consolidation : 2 companies increased in total
   2 companies increased due to the establishment: HOYA ELECTRONICS KOREA CO., LTD (Korea)
   HOYA GLASS DISK VIETNAM LTD. (Vietnam)
   1 company increased due to the acquisition : RADIANT IMAGES, INC.(USA)
   1 company decreased due to the closing : KOREA OPTICAL GLASS CO., LTD (Korea)
2. Changes in accounting policy : None

2. 収益性・Profitability (円・¥)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)

一株当たり当期純利益・Earnings Per Share=EPS　総資本経常利益率・Ordinary Income/Total Assets　株主資本当期純利益率・ROE　総資本当期純利益率・Return on Assets =ROA

	2001.3	2002.3	2003.3	2004.3	2005.3E
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	568.61
株主資本当期純利益率・ROE	11.8%	11.5%	9.0%	17.8%	25.6%
総資本経常利益率・Ordinary Income/Total Asset	19.0%	16.8%	18.4%	23.6%	28.1%
総資本当期純利益率・Return on Assets =ROA	8.6%	8.7%	7.3%	14.0%	19.8%

	2002.9	2003.9	2004.9
一株当たり当期純利益・EPS	127.84	166.21	298.95
株主資本当期純利益率・ROE	6.6%	8.8%	14.0%
総資本経常利益率・Ordinary Income/Total Asset	8.8%	11.3%	15.3%
総資本当期純利益率・Return on Assets =ROA	5.2%	7.0%	10.8%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE
一株当たり当期純利益・EPS	59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	149.78	144.82	125.03
株主資本当期純利益率・ROE	3.1%	3.6%	-0.9%	3.3%	4.3%	4.2%	5.0%	4.8%	7.2%	6.9%	6.3%	5.2%
総資本経常利益率・Ordinary Income/Total Asset	3.9%	5.0%	4.3%	4.9%	5.2%	5.6%	6.3%	6.7%	7.7%	8.0%	6.9%	6.0%
総資本当期純利益率・Return on Assets =ROA	2.5%	2.8%	-0.7%	2.6%	3.5%	3.3%	3.9%	3.6%	5.6%	5.4%	5.0%	4.1%

	2003.4-12	2004.4-12
一株当たり当期純利益・EPS	259.73	443.74
株主資本当期純利益率・ROE	13.5%	20.5%
総資本経常利益率・Ordinary Income/Total Asset	17.3%	22.3%
総資本当期純利益率・Return on Assets =ROA	10.7%	15.8%

3. 利益状況・Profits (百万円・¥Million)



年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)

営業利益・Operating Profit　経常利益・Ordinary Income　当期純利益・Net Income　平均為替レート・Exchange rate (¥／US$)　EURO平均為替レート・Exchange rate (¥/EURO)

	2001.3	2002.3	2003.3	2004.3	2005.3E
営業利益・Operating Profit	45,127	43,897	52,982	68,166	85,000
経常利益・Ordinary Income	48,184	45,774	50,874	66,554	89,500
当期純利益・Net Income	21,860	23,740	20,037	39,548	63,000
平均為替レート・Exchange rate (¥／US$)	111.19	125.89	121.20	112.76	106.61
EURO平均為替レート・Exchange rate (¥/EURO)	-	110.98	121.48	132.65	133.82

	2002.9	2003.9	2004.9
営業利益・Operating Profit	26,549	30,936	44,128
経常利益・Ordinary Income	25,027	30,395	46,771
当期純利益・Net Income	14,845	18,924	32,894
平均為替レート・Exchange rate (¥／US$)	121.99	117.73	110.32
EURO平均為替レート・Exchange rate (¥/EURO)	117.41	134.03	133.67

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE
営業利益・Operating Profit	12,598	13,951	13,433	13,000	14,536	16,400	17,679	19,551	21,081	23,047	21,652	19,219
経常利益・Ordinary Income	10,848	14,179	12,435	13,412	14,757	15,638	17,091	19,068	22,366	24,404	22,314	20,415
当期純利益・Net Income	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	16,671	16,123	13,983
平均為替レート・Exchange rate (¥／US$)	123.77	120.22	121.83	119.00	119.25	116.20	108.46	107.13	109.62	111.02	104.52	105.00
EURO平均為替レート・Exchange rate (¥/EURO)	116.58	118.24	122.68	128.44	136.94	131.11	130.22	132.33	132.47	134.87	137.95	130.00

	2003.4-12	2004.4-12
営業利益・Operating Profit	48,615	65,781
経常利益・Ordinary Income	47,486	69,085
当期純利益・Net Income	29,343	49,017
平均為替レート・Exchange rate (¥／US$)	114.64	108.39
EURO平均為替レート・Exchange rate (¥/EURO)	132.76	135.10

4. 事業の種類別セグメント情報[売上高構成比率]・Business Segment Information (Share of net sales)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
Electro-Optics
Photonics
Vision Care
Health Care
Crystal
Service

		2001.3	2002.3	2003.3	2004.3	2005.3E	2002.9	2003.9	2004.9	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE	2003.4-12	2004.4-12
情報通信分野	Electro-Optics	47.4%	43.1%	45.3%	49.8%	53.9%	44.4%	47.9%	53.8%	44.2%	44.7%	46.7%	45.5%	46.8%	49.0%	50.1%	52.8%	53.5%	54.1%	54.3%	53.6%	48.7%	53.9%
(Information Technology)	Photonics	2.8%	3.1%	2.2%	1.5%	3.4%	2.5%	1.7%	3.8%	2.5%	2.4%	2.1%	1.9%	1.7%	1.7%	1.8%	0.9%	3.8%	3.7%	3.3%	2.7%	1.7%	3.6%
アイケア分野	Vision Care	36.4%	39.6%	38.3%	36.2%	30.8%	38.4%	37.3%	30.4%	38.5%	38.4%	37.3%	39.1%	38.0%	36.6%	35.9%	34.4%	30.5%	30.3%	30.6%	31.9%	36.8%	30.5%
(Eye Care)	Health Care	8.5%	9.8%	10.9%	10.4%	10.3%	10.8%	10.8%	10.3%	10.4%	11.2%	10.5%	11.0%	10.8%	10.7%	10.2%	10.1%	10.3%	10.3%	10.0%	10.4%	10.6%	10.2%
生活文化分野	Crystal	4.2%	3.7%	2.7%	1.6%	1.1%	3.3%	1.8%	1.2%	3.8%	2.9%	2.4%	1.9%	2.1%	1.5%	1.5%	1.3%	1.4%	1.1%	1.2%	0.9%	1.7%	1.2%
(Lifestyle Refinement)	Service	0.7%	0.7%	0.6%	0.5%	0.5%	0.6%	0.5%	0.5%	0.6%	0.6%	0.7%	0.6%	0.6%	0.5%	0.5%	0.5%	0.5%	0.5%	0.6%	0.5%	0.5%	0.5%

5. 所在地別セグメント情報[売上高構成比率]・Geographical Segment Information (Share of net sales)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan

	2001.3	2002.3	2003.3	2004.3	2005.3E	2002.9	2003.9	2004.9	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE	2003.4-12	2004.4-12
北米・North America	14.5%	15.7%	14.5%	12.2%	10.0%	15.0%	13.4%	10.3%	15.5%	14.6%	14.0%	14.0%	13.8%	12.9%	11.3%	10.8%	10.8%	9.8%	9.9%	9.5%	12.7%	10.2%
欧州・Europe	10.5%	12.3%	13.2%	13.8%	11.1%	12.4%	13.6%	10.4%	12.7%	12.2%	13.5%	14.6%	14.1%	13.3%	14.8%	13.2%	10.7%	10.1%	11.5%	12.1%	14.0%	10.8%
アジア・Asia	3.7%	4.2%	4.8%	4.6%	3.8%	4.9%	4.7%	3.9%	4.8%	4.9%	4.5%	4.8%	4.6%	4.7%	4.3%	4.7%	3.9%	3.8%	3.9%	3.7%	4.5%	3.8%
日本・Japan	71.3%	67.8%	67.5%	69.4%	75.1%	67.7%	68.3%	75.4%	67.0%	68.3%	68.0%	66.6%	67.5%	69.1%	69.6%	71.3%	74.6%	76.3%	74.7%	74.7%	68.8%	75.2%

6. 第3四半期　事業の種類別セグメント情報[成長性と収益性]・3Q Sales Growth and Profitability by Business Segment


Oct.1～Dec.30, 2004 VS Oct.1～Dec.30, 2003
円の大きさは営業利益額　・Size of circles shows the volume of operating profit.
※ホトニクス・クリスタル・サービスは、圏外のため省略。
エレクトロオプティクス
Electro-Optics
ヘルスケア
Health Care
ビジョンケア
Vision Care
Consolidated Basis
Consolidated Basis
40.0%
30.0%
20.0%
10.0%
0.0%
-10.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

Oct.1, 2004 - Dec.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	37.3%	22.7%
Photonics	6.4%	106.1%
Vision Care	20.1%	-3.5%
Health Care	21.9%	11.4%
Crystal	-13.4%	-8.6%
Service	11.4%	30.9%
CONSOLIDATED	27.8%	13.2%

Oct.1, 2003 - Dec.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	34.7%	19.6%
Photonics	2.2%	-1.9%
Vision Care	18.1%	7.3%
Health Care	19.2%	4.8%
Crystal	-4.8%	-29.1%
Service	11.5%	-24.9%
CONSOLIDATED	25.7%	11.5%

7. 第3四半期　所在地別セグメント情報[成長性と収益性]・3Q Sales Growth and Profitability by Geographical Segment


Oct.1～Dec.30, 2004 VS Oct.1～Dec.30, 2003
円の大きさは営業利益額・Size of circles shows the volume of operating profit.
日本・Japan
アジア・Asia
欧州・Europe
北米・North America
Consolidated Basis
Consolidated Basis
30.0%
20.0%
10.0%
0.0%
-10.0%
-20.0%
-3.0%
2.0%
7.0%
12.0%
17.0%
22.0%
27.0%
32.0%
37.0%
売上高営業利益率・Operating Margin
売上高成長率・Sales Growth Ratio

Oct.1, 2004 - Dec.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	17.2%	21.6%
北米・North America	-1.8%	-1.0%
欧州・Europe	20.8%	-11.8%
アジア・Asia	31.8%	1.8%
CONSOLIDATED	27.8%	13.2%

Oct.1, 2003 - Dec.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本・Japan	18.1%	14.1%
北米・North America	1.8%	-10.1%
欧州・Europe	27.1%	22.3%
アジア・Asia	26.5%	6.9%
CONSOLIDATED	25.7%	11.5%

8. 事業の種類別営業利益率・Business Segment Information (Operating Margin)


年度の推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
Electro-Optics
Health Care
Vision Care
Service
Photonics
Crystal
Electoro-Optics

		2000.3	2001.3	2002.3	2003.3	2004.3
情報通信分野	Electro-Optics	24.9%	30.8%	27.3%	30.8%	33.4%
(Information Technology)	Photonics	-0.8%	-13.6%	-6.5%	-10.7%	-1.9%
アイケア分野	Vision Care	16.2%	12.3%	15.5%	16.0%	17.8%
(Eye Care)	Health Care	11.7%	11.1%	14.3%	19.0%	22.1%
生活文化分野	Crystal	7.4%	2.9%	0.0%	-0.2%	-11.3%
(Lifestyle Refinement)	Service	0.6%	3.2%	5.4%	5.3%	8.5%

		2002.9	2003.9	2004.9
情報通信分野	Electro-Optics	30.5%	32.7%	39.7%
(Information Technology)	Photonics	-15.3%	-2.3%	12.9%
アイケア分野	Vision Care	17.4%	15.9%	17.3%
(Eye Care)	Health Care	19.0%	22.6%	24.2%
生活文化分野	Crystal	4.9%	-3.8%	1.4%
(Lifestyle Refinement)	Service	5.7%	6.5%	9.7%

		2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q
情報通信分野	Electro-Optics	29.2%	31.8%	32.8%	29.4%	32.8%	32.6%	34.7%	33.4%	38.9%	40.5%	37.3%
(Information Technology)	Photonics	-15.6%	-15.0%	1.7%	-12.1%	-1.6%	-3.0%	2.2%	-8.0%	13.6%	12.2%	6.4%
アイケア分野	Vision Care	16.8%	18.0%	13.1%	16.0%	14.8%	17.0%	18.1%	21.3%	17.3%	17.4%	20.1%
(Eye Care)	Health Care	16.5%	21.2%	18.6%	19.6%	21.9%	23.2%	19.2%	24.0%	23.8%	24.6%	21.9%
生活文化分野	Crystal	8.8%	-0.3%	-3.4%	-13.8%	3.5%	-13.4%	-4.8%	-39.0%	10.0%	-9.4%	-13.4%
(Lifestyle Refinement)	Service	6.3%	5.2%	5.3%	4.4%	6.1%	6.8%	11.5%	9.7%	10.4%	9.0%	11.4%

		2003.4-12	2004.4-12
情報通信分野	Electro-Optics	33.4%	38.9%
(Information Technology)	Photonics	-0.7%	10.9%
アイケア分野	Vision Care	16.7%	18.3%
(Eye Care)	Health Care	21.4%	23.5%
生活文化分野	Crystal	-4.1%	-3.6%
(Lifestyle Refinement)	Service	8.1%	10.3%

9. 顧客所在地別売上高構成比率・Sales to Domestic and Foreign Customers


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	11.0%	15.3%	16.9%	14.9%	14.1%
欧州・Europe	13.8%	15.2%	16.2%	15.8%	14.8%
アジアおよびその他・Asia	12.1%	11.6%	10.7%	13.3%	16.5%
日本・Japan	63.1%	57.9%	56.2%	56.0%	54.6%

	2002.9	2003.9	2004.9
北米・North America	15.4%	14.6%	14.9%
欧州・Europe	15.5%	14.7%	11.4%
アジアおよびその他・Asia	12.5%	15.4%	19.0%
日本・Japan	56.6%	55.3%	54.7%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q
北米・North America	16.3%	14.6%	14.2%	14.6%	15.0%	14.2%	12.8%	14.5%	15.3%	14.6%	14.0%
欧州・Europe	16.3%	14.6%	16.4%	15.7%	15.0%	14.3%	15.7%	14.1%	11.7%	11.1%	12.2%
アジアおよびその他・Asia	12.3%	12.7%	13.6%	14.6%	15.0%	15.8%	16.9%	18.0%	17.8%	20.1%	20.0%
日本・Japan	55.1%	58.1%	55.8%	55.1%	55.0%	55.7%	54.6%	53.4%	55.2%	54.2%	53.8%

	2003.4-12	2004.4-12
北米・North America	14.0%	14.6%
欧州・Europe	15.0%	11.7%
アジアおよびその他・Asia	15.9%	19.3%
日本・Japan	55.1%	54.4%

10. 財政状態・Condition of Assets (百万円・¥Million)


年間推移(Annual Transition)
中間推移(Interim Transition)
四半期毎の推移(Quarter Transition)
総資産・Total Assets
株主資本・Shareholders' Equity
株主資本比率・Shareholders' Equity Ratio

	2001.3	2002.3	2003.3	2004.3	2005.3E
総資産・Total Assets	267,610	278,067	274,288	289,887	348,000
株主資本・Shareholders' Equity	195,333	219,180	224,218	218,978	274,000
株主資本比率・Shareholders' Equity Ratio	73.0%	78.8%	81.7%	75.5%	78.7%

	2002.9	2003.9	2004.9
総資産・Total Assets	291,099	265,734	319,944
株主資本・Shareholders' Equity	227,964	205,213	250,696
株主資本比率・Shareholders' Equity Ratio	78.3%	77.2%	78.4%

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9	2004.12.	2005.3E
総資産・Total Assets	277,988	291,099	293,641	274,288	290,686	265,734	275,251	289,887	293,699	319,944	329,739	348,000
株主資本・Shareholders' Equity	219,695	227,964	222,735	224,218	233,082	205,213	209,967	218,978	230,648	250,696	260,157	274,000
株主資本比率・Shareholders' Equity Ratio	79.0%	78.3%	75.9%	81.7%	80.2%	77.2%	76.3%	75.5%	78.5%	78.4%	78.9%	78.7%

11. 株主状況・Shareholders


年度推移(Annual Transition)


中間推移(Interim Transiton)


四半期末の推移(Quarter Transition)

株主数(名)・Number of Shareholders

外人持株比率・Ratio of Foreign Shareholders

(注1) 6月末と12月末の外人持株比率は、証券保管振替機構分が証券代行でまとめる株主名簿に反映されないことから、それぞれの直前四半期（3月末と9月末）と同比率となっております。

(注2) 2004年6月1日に自社株消却を行ったことにより、2004年6月末時点での外人持株比率算定に使用する全発行済株式数は直前四半期に比べ約378万株減少しております。

	2000.3	2001.3	2002.3	2003.3	2004.3
株主数(名)・Number of Shareholders	4,928	7,835	6,872	7,459	7,660
外人持株比率・Ratio of Foreign Shareholders	29.9%	32.4%	34.2%	38.1%	50.5%

	2002.9	2003.9	2004.9
株主数(名)・Number of Shareholders	7,786	7,545	7,169
外人持株比率・Ratio of Foreign Shareholders	36.1%	46.8%	54.4%

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9	2004.12.
株主数(名)・Number of Shareholders	6,828	7,786	7,684	7,459	7,456	7,545	7,454	7,660	7,584	7,169	6,813
外人持株比率・Ratio of Foreign Shareholders	34.2%	36.1%	36.1%	38.1%	38.1%	46.8%	46.8%	50.5%	52.1%	54.4%	54.4%

12. 1株当り収益性および配当金・Profitability per Share & Cash Dividends (円・¥)


年度推移(Annual Transition)


中間推移(Interim Transition)


四半期毎の推移(Quarter Transition)


4月-12月推移
(Apr. to Dec. Transition)

1株当りキャッシュフロー・Cash Flow Per Share=CFPS　一株当たり当期純利益・EPS　1株当たり配当金・Cash dividends Per Share　1株当たり純資産・Shareholders' Equity Per Share

	2001.3	2002.3	2003.3	2004.3	2005.3E
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	464.99	377.57	343.31	576.45	772.47
一株当たり当期純利益・EPS	186.60	203.15	171.10	350.96	568.61
1株当たり配当金・Cash dividends Per Share	50.00	50.00	50.00	100.00	N/A
1株当たり純資産・Shareholders' Equity Per Share	1,680.45	1,886.20	1,945.16	1,967.60	2,460.29

	2002.9	2003.9	2004.9
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	211.46	251.09	390.95
一株当たり当期純利益・EPS	127.84	166.21	298.95
1株当たり配当金・Cash dividends Per Share	25.00	50.00	60.00
1株当たり純資産・Shareholders' Equity Per Share	1,963.19	1,845.23	2,252.35

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	100.67	110.78	24.93	106.99	125.39	125.71	138.88	187.35	194.18	196.73	192.80	188.80
一株当たり当期純利益・EPS	59.15	68.70	-18.29	61.62	85.05	81.12	93.68	91.28	149.15	149.78	144.82	125.03
1株当たり配当金・Cash dividends Per Share	-	-	-	-	-	-	-	-	-	-	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,891.96	1,963.19	1,918.30	1,946.79	2,023.76	1,845.23	1,887.57	1,967.60	2,072.58	2,252.35	2,336.53	2,460.29

	2003.4-12	2004.4-12
1株当りキャッシュフロー・Cash Flow Per Share=CFPS	389.76	583.73
一株当たり当期純利益・EPS	259.73	443.74
1株当たり配当金・Cash dividends Per Share	-	-
1株当たり純資産・Shareholders' Equity Per Share	1,887.57	2,336.53

13. 株価収益率、株価キャッシュフロー倍率、株価純資産倍率・PER・PCFR・PBR (倍・Times)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
株価収益率・PER
株価キャッシュフロー倍率・PCFR
株価純資産倍率・PBR
期末株価・Stock Price (円・¥)

	2000.3	2001.3	2002.3	2003.3	2004.3
株価収益率・PER	55.03	43.73	44.50	41.79	28.92
株価キャッシュフロー倍率・PCFR	30.64	17.55	23.94	20.83	17.61
株価純資産倍率・PBR	6.44	4.86	4.79	3.68	5.16
期末株価・Stock Price (円・¥)	9,700	8,160	9,040	7,150	10,150

	2002.9	2003.9	2004.9
株価収益率・PER	59.06	52.04	38.64
株価キャッシュフロー倍率・PCFR	35.70	34.45	29.54
株価純資産倍率・PBR	3.85	4.69	5.13
期末株価・Stock Price (円・¥)	7,550	8,650	11,550

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q
株価収益率・PER	147.42	109.90	8291.71	116.03	97.24	106.63	105.04	111.20	76.57	77.11	79.89
株価キャッシュフロー倍率・PCFR	86.62	68.15	333.33	66.83	65.95	68.81	70.85	54.18	58.81	58.71	60.01
株価純資産倍率・PBR	4.61	3.85	4.33	3.67	4.09	4.69	5.21	5.16	5.51	5.13	4.95
期末株価・Stock Price (円・¥)	8,720	7,550	8,310	7,150	8,270	8,650	9,840	10,150	11,420	11,550	11,570

	2003.4-12	2004.4-12
株価収益率・PER	37.89	26.07
株価キャッシュフロー倍率・PCFR	25.25	19.82
株価純資産倍率・PBR	5.21	4.95
期末株価・Stock Price (円・¥)	9,840	11,570

14. 株価・出来高の推移・Common Stock Price Range and Trading Volume


1999年3月期
(Year ended March 1999)
最高値 H…3月(Mar.)¥7,180
最安値 L…10月(Oct.)¥3,640
2000年3月期
(Year ended March 2000)
最高値 H…3月(Mar.)¥10,890
最安値 L…9月(Sep.)¥5,520
2001年3月期
(Year ended March 2001)
最高値 H…5月(May.)¥11,900
最安値 L…3月(Mar.)¥6,560
2002年3月期
(Year ended March 2002)
最高値 H…3月(Mar.)¥9,370
最安値 L…9月(Sep.)¥5,740
2003年3月期
(Year ended March 2003)
最高値 H…5月(May.)¥9,970
最安値 L…3月(Aug.)¥6,720
2004年3月期
(Year ended March 2004)
最高値 H…3月(Mar.)¥10,650
最安値 L…5月(May.)¥6,690
2005年3月期
(Nine months ended December 2004)
最高値 H…4月(Apr.)¥12,190
最安値 L…4月(Apr.)¥9,920
出来高・Trading Volume (千株・Thousand Shares)
株価・Stock Price (円・¥)

15. 設備投資・Capital Expenditure (百万円・¥Milloin)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
当期純利益・Net Income
減価償却費・Depreciation
設備投資額・Capital Expenditure

※2004. 3期ならびに2004-4Q期の減価償却費には、営業権償却3, 300百万円、固定資産減損処理2, 040百万円が含まれております。 / Amortization of goodwill 3,300 million Yen and Loss on impairment 2,040 million Yen are included in Depreciation in 2004.3 and 2004-4Q.

	2001.3	2002.3	2003.3	2004.3	2005.3E
減価償却費・Depreciation	32,137	20,104	19,792	25,328	22,500
当期純利益・Net Income	21,860	23,740	20,037	39,548	63,000
キャッシュフロー・Cash Flow Total	53,997	43,844	39,829	64,876	85,500
設備投資額・Capital Expenditure	39,672	19,585	15,948	30,659	45,000

	2002.9	2003.9	2004.9
減価償却費・Depreciation	9,710	9,663	10,123
当期純利益・Net Income	14,845	18,924	32,894
キャッシュフロー・Cash Flow Total	24,555	28,587	43,017
設備投資額・Capital Expenditure	6,798	10,826	16,894

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE
減価償却費・Depreciation	4,823	4,887	5,020	5,061	4,645	5,018	5,027	10,638	4,897	5,225	5,341	7,036
当期純利益・Net Income	6,868	7,977	-2,125	7,317	9,795	9,129	10,419	10,205	16,222	16,671	16,123	13,983
キャッシュフロー・Cash Flow Total	11,691	12,864	2,895	12,378	14,440	14,147	15,446	20,843	21,119	21,896	21,464	21,019
設備投資額・Capital Expenditure	2,664	4,134	4,794	4,354	6,269	4,557	7,965	11,868	9,790	7,103	14,357	13,749

	2003.4-12	2004.4-12
減価償却費・Depreciation	14,690	15,464
当期純利益・Net Income	29,343	49,017
キャッシュフロー・Cash Flow Total	44,033	64,481
設備投資額・Capital Expenditure	18,791	31,251

16. 研究開発費・Research and Development Expenses (単位:10億円・Unit:¥ Billion)


年度推移 (Annual Transition)
中間推移 (Interim Transition)
四半期毎の推移 (Quarter Transition)
4月-12月推移 (Apr. to Dec. Transition)
研究開発費・R&D Expenses
売上高研究開発費比率・R&D Exp./Net Sales

	2001.3	2002.3	2003.3	2004.3	2005.3E
研究開発費・R&D Expenses	7.3	7.3	8.7	9.8	11.5
売上高研究開発費比率・R&D Exp./Net Sales	3.1%	3.1%	3.5%	3.6%	3.8%

	2002.9	2003.9	2004.9
研究開発費・R&D Expenses	4.2	4.7	5.1
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.5%	3.3%

	2003-1Q	2003-2Q	2003-3Q	2003-4Q	2004-1Q	2004-2Q	2004-3Q	2004-4Q	2005-1Q	2005-2Q	2005-3Q	2005-4QE
研究開発費・R&D Expenses	2.1	2.1	2.0	2.5	2.2	2.5	2.6	2.6	2.5	2.6	3.4	3.0
売上高研究開発費比率・R&D Exp./Net Sales	3.4%	3.4%	3.2%	4.1%	3.5%	3.6%	3.7%	3.7%	3.3%	3.3%	4.3%	4.0%

	2003.4-12	2004.4-12
研究開発費・R&D Expenses	7.2	8.5
売上高研究開発費比率・R&D Exp./Net Sales	3.6%	3.7%

17. 手元流動性・Liquidity (百万円・¥Million)


年度推移(Annual Transition)
100,000
75,000
50,000
25,000
3.1
2.6
3.4
3.5
3.5
51,654
51,697
66,321
75,694
80,425
2000.3
2001.3
2002.3
2003.3
2004.3


中間推移(Interim Transition)
100,000
75,000
50,000
25,000
4.3
3.2
3.4
88,068
62,895
94,660
2002.9
2003.9
2004.9
手元資金・Cash and Cash Equivalents (consolidated)


四半期毎の推移(Quarter Transition)
100,000
75,000
50,000
25,000
3.5
4.3
4.3
4.0
3.7
3.2
2.8
3.1
3.2
3.3
3.6
71,941
88,068
87,434
75,694
81,498
62,895
66,125
80,425
77,158
94,660
90,925
2002.6
2002.9
2002.12
2003.3
2003.6
2003.9
2003.12
2004.3
2004.6
2004.9
2004.12
連結手元流動性(月)・Liquidity(Group) / month

	2000.3	2001.3	2002.3	2003.3	2004.3
手元資金 ・Cash and Cash Equivalents (consolidated)	51,654	51,697	66,321	75,694	80,425
連結手元流動性(月)・Liquidity(Group) / month	3.1	2.6	3.4	3.5	3.5

2002.9	2003.9	2004.9
88,068	62,895	94,660
4.3	3.2	3.4

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3	2004.6.	2004.9	2004.12.
71,941	88,068	87,434	75,694	81,498	62,895	66,125	80,425	77,158	94,660	90,925
3.5	4.3	4.3	4.0	3.7	3.2	2.8	3.1	3.2	3.3	3.6

18. 有利子負債・Interest-bearing Debt (百万円・¥Million)


年度推移(Annual Transition)
10,000
8,000
6,000
4,000
2,000
0
1.5%
1.9%
1.4%
0.8%
0.2%
275
424
569
7
3,408
4,630
3,378
2,284
486
2000.3
2001.3
2002.3
2003.3
2004.3
短期借入金・Short-term Bank Loans


中間推移(Interim Transition)
10,000
8,000
6,000
4,000
2,000
0
1.3%
0.8%
0.0%
417
150
3,264
2,050
149
2002.9
2003.9
2004.9


四半期末の推移(Quarter Transition)
10,000
8,000
6,000
4,000
2,000
0
1.3%
1.3%
0.9%
0.8%
0.8%
0.8%
0.5%
0.2%
0.1%
0.0%
-
569
417
15
7
150
150
0
0
10
149
-
3,098
3,264
2,549
2,284
2,201
2,050
1,297
486
233
2002.6.
2002.9.
2002.12.
2003.3.
2003.6.
2003.9
2003.12.
2004.3.
2004.6.
2004.9
2004.12.
長期借入金・Long-term Bank Loans
借入金依存度・Debt/Total Assets

	2000.3	2001.3	2002.3	2003.3	2004.3
短期借入金・Short-term Bank Loans	3,408	4,630	3,378	2,284	486
長期借入金・Long-term Bank Loans	275	424	569	7	-
小計・SUB TOTAL	3,683	5,054	3,947	2,291	486
割引手形・Notes Discounted	-	-	-	-	-
合計・TOTAL	3,683	5,054	3,947	2,291	486
借入金依存度・Debt/Total Assets	1.5%	1.9%	1.4%	0.8%	0.2%

2002.9	2003.9	2004.9
3,264	2,050	149
417	150	-
3,681	2,200	149
-	-	-
3,681	2,200	149
1.3%	0.8%	0.0%

2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9	2004.12.
3,098	3,264	2,549	2,284	2,201	2,050	1,297	486	233	149	-
569	417	15	7	150	150	0	0	10	-	-
3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243	149	-
-	-	-	-	-	-	-	-	-	-	-
3,667	3,681	2,564	2,291	2,351	2,200	1,297	486	243	149	-
1.3%	1.3%	0.9%	0.8%	0.8%	0.8%	0.5%	0.2%	0.1%	0.0%	-

19. 棚卸資産・Inventories (百万円・¥Million)


年度推移(Annual Transition)
棚卸資産[期末在高]
・Inventories [end of period]


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)
連結棚卸資産回転月数[平均ベース]
・Inventory Turnover / month [average]

	2000.3	2001.3	2002.3	2003.3	2004.3
棚卸資産[期末在高] ・Inventories [end of period]	32,822	36,506	35,595	32,360	32,877
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.3	3.1	3.2	3.1	2.7

	2002.9	2003.9	2004.9
棚卸資産[期末在高] ・Inventories [end of period]	35,024	33,360	35,307
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	2.8	2.6

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9	2004.12.
棚卸資産[期末在高] ・Inventories [end of period]	35,895	35,024	33,811	32,360	34,437	33,360	33,804	32,877	34,207	35,307	36,869
連結棚卸資産回転月数[平均ベース] ・Inventory Turnover / month [average]	3.2	3.2	3.1	3.0	2.9	2.8	2.8	2.7	2.6	2.6	2.8

20. 人員・Number of Employees


年度推移(Annual Transition)
北米・North America
欧州・Europe
アジア・Asia
日本・Japan


中間推移(Interim Transition)


四半期末の推移(Quarter Transition)

	2000.3	2001.3	2002.3	2003.3	2004.3
北米・North America	422	1,575	1,516	1,445	1,323
欧州・Europe	2,055	2,000	2,102	2,082	1,821
アジア・Asia	4,579	5,838	6,411	7,346	11,925
日本・Japan	3,595	3,553	3,282	3,150	3,023
総従業員数・Number of Total Employees	10,651	12,966	13,311	14,023	18,092

	2002.9	2003.9	2004.9
北米・North America	1,496	1,365	1,276
欧州・Europe	2,099	1,851	1,800
アジア・Asia	6,865	8,555	13,775
日本・Japan	3,251	3,142	3,021
総従業員数・Number of Total Employees	13,711	14,913	19,872

	2002.6.	2002.9.	2002.12.	2003.3.	2003.6.	2003.9	2003.12.	2004.3.	2004.6.	2004.9	2004.12.
北米・North America	1,508	1,496	1,386	1,445	1,434	1,365	1,328	1,323	1,262	1,276	1,301
欧州・Europe	2,125	2,099	2,085	2,082	2,050	1,851	1,801	1,821	1,837	1,800	1,785
アジア・Asia	6,500	6,865	7,046	7,346	7,759	8,555	9,333	11,925	12,783	13,775	14,649
日本・Japan	3,273	3,251	3,269	3,150	3,077	3,142	3,127	3,023	3,032	3,021	2,997
総従業員数・Number of Total Employees	13,406	13,711	13,786	14,023	14,320	14,913	15,589	18,092	18,914	19,872	20,732

21. 9ヶ月間 事業の種類別セグメント情報〔成長性と収益性〕･Nine Months Sales Growth and Profitability by Business Segment


Apr.1, 2004～Sep.30, 2004 VS Apr.1, 2003～Sep.30, 2003
円の大きさは営業利益額 ･Size of circles shows the volume of operating profit.
エレクトロオプティクス
Electro-Optics
ヘルスケア
Health Care
ビジョンケア
Vision Care
Consolidated Basis
※ホトニクス･クリスタル･サービスは省略。
売上高成長率･Sales Growth Ratio
売上高営業利益率･Operating Margin
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
15.0%
20.0%
25.0%
30.0%
35.0%
40.0%
45.0%

Apr.1, 2004 - Dec.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	38.9%	27.9%
Photonics	10.9%	139.9%
Vision Care	18.3%	-4.5%
Health Care	23.5%	11.4%
Crystal	-3.6%	-16.9%
Service	10.3%	24.0%
CONSOLIDATED	28.4%	15.4%

Apr.1, 2003 - Dec.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
Electro-Optics	33.4%	17.0%
Photonics	-0.7%	-19.3%
Vision Care	16.7%	5.0%
Health Care	21.4%	6.1%
Crystal	-4.1%	-38.6%
Service	8.1%	-13.4%
CONSOLIDATED	24.3%	8.5%

22. 9ヶ月間 所在地別セグメント情報〔成長性と収益性〕･Nine Months Sales Growth and Profitability by Geographical Segment


Apr.1, 2004～Dec.31, 2004 VS Apr.1, 2003～Dec.31, 2003
円の大きさは営業利益額 ･ Size of circles shows the volume of operating profit.
日本･Japan
アジア･Asia
北米･North America
欧州･Europe
Consolidated Basis
売上高成長率･Sales Growth Ratio
売上高営業利益率･Operating Margin
35.0%
25.0%
15.0%
5.0%
-5.0%
-15.0%
0.0%
5.0%
10.0%
15.0%
20.0%
25.0%
30.0%
35.0%

Apr.1, 2004 - Dec.31, 2004

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本･Japan	19.2%	26.2%
北米･North America	1.0%	-7.5%
欧州･Europe	17.8%	-11.5%
アジア･Asia	31.5%	-1.0%
CONSOLIDATED	28.4%	15.4%

Apr.1, 2003 - Dec.31, 2003

	売上高営業利益率 Operating Margin	売上高成長率 Sales Growth ratio
日本･Japan	19.0%	10.1%
北米･North America	4.2%	-6.4%
欧州･Europe	23.1%	19.2%
アジア･Asia	22.0%	3.8%
CONSOLIDATED	24.3%	8.5%

23. 「参考」グループ連結経営(2004.12.31.現在) / HOYA's Global Group Management (As of Dec 31, 2004)

グローバル本社 (GLOBAL HEADQUARTERS)
(グループ戦略の創造/FORMULATION of HOYA GROUP STRATEGY)

法務・財務の支援 (Legal & Financial Support)

情報通信分野 (INFORMATION TECHNOLOGY)	アイケア分野 (EYE CARE)	クリスタルカンパニー (CRYSTAL COMPANY)	エリア持株会社 (Regional Holding Company)
HOYA(株)エレクトロニクス、MD、オプティクス、FO各事業部門 (HOYA CORP. ELECTRONICS, MD, OPTICS, FO Divisions (INTERNAL)) HOYAフォトニクス株式会社(HOYA PHOTONICS CORP.) HOYAアドバンスト セミコンダクタ テクノロジーズ株式会社 (HOYA ADVANCED SEMICONDUCTOR TECHNOLOGIES Co., Ltd) HOYA CANDEO OPTRONICS株式会社(HOYA CANDEO OPTRONICS CORP.) NHテクノグラス株式会社(NH TECHNO GLASS CORP.)※	HOYA(株)ビジョンケアカンパニー (HOYA CORP. VISION CARE COMPANY (INTERNAL)) HOYAヘルスケア株式会社(HOYA HEALTHCARE CORP.) HOYA(株)メディカル事業部(HOYA CORP. MEDICAL Division(INTERNAL))★	HOYA(株)クリスタルカンパニー (HOYA CORP. CRYSTAL COMPANY (INTERNAL))	日本 / JAPAN HOYA株式会社 (HOYA CORPORATION)
HOYA MAGNETICS SINGAPORE PTE LTD. HOYA OPTICS (THAILAND) LTD. HOYA GLASS DISK (THAILAND) LTD. HOYA OPTICAL (ASIA) CO.LTD. HOYA OPTO-ELECTRONICS QINGDAO LTD. HOYA MICROELECTRONICS(SUZHOU) LTD. HOYA OPTICAL TECHNOLOGY(SUZHOU) LTD. HOYA MICROELECTRONICS TAIWAN CO., LTD HOYA GLASS DISK PHILIPPINES, INC. ☆ HOYA GLASS DISK MALAYSIA SDN. BHD. ☆ HOYA ELECTRONICS KOREA CO., LTD. ☆☆☆ HOYA GLASS DISK VIETNAM LTD. ★★★	HOYA LENS THAILAND LTD. HOYA LENS (S) PTE. LTD. HOYA LENS AUSTRALIA PTY. LTD. HOYA LENS TAIWAN LTD. HOYA LENS HONG KONG LTD. HOYA LENS KOREA CO., LTD. THAI HOYA HOLDINGS LTD. THAI HOYA LENS LTD. HOYA LENS PHILIPPINES, INC. HOYA MEDICAL SINGAPORE PTE.LTD. ★★ MALAYSIAN HOYA LENS SDN. BHD. HOYA LENS GUANGZHOU LTD. HOYA LENS SHANGHAI LTD.		アジア / ASIA OCEANIA HOYA HOLDINGS ASIA PACIFIC PTE LTD
HOYA CORPORATION USA HOYA PHOTONICS, INC. RADIANT IMAGES, INC. ☆☆	ビジョンケアカンパニー北米支店 (VISION CARE COMPANY NORTH AMERICA BRANCHES (INTERNAL)) HOYA LENS OF AMERICA, INC. HOYA LENS CANADA, INC. HOYA LENS MEXICO S.A. De C.V. EAGLE OPTICS, INC. HOYA LENS OF CHICAGO, INC.	HOYA CRYSTAL, INC.	米国 / AMERICA HOYA HOLDINGS INC.
HOYA CONBIO FRANCE EURL	HOYA VISION CARE EUROPE HOYA LENS DEUTSCHLAND GMBH HOYA LENS NEDERLAND N.V. HOYA LENS UK LTD. HOYA LENS ITALIA SPA. HOYA LENS IBERIA S.A. HOYA LENS FINLAND OY HOYA LENS SWEDEN AB HOYA LENS FRANCE SAS HOYA LENS POLAND SP. Z.O.O. HOYA LENS BELGIUM NV HOYA LENS HUNGARY RT. HOYA LENS MANUFACTURING HUNGARY RT HOYA LENS DANMARK A/S		欧州 / EUROPE HOYA HOLDINGS N.V. **FHQ**

グローバルベースでの事業戦略の遂行 / Global Business Expansion

注/Notes:

※ : 持分法適用会社 / Affiliates accounted for by the equity method
☆ : 2004年6月に社名変更。/Renamed in June 2004.
☆☆ : 2005年3月期第1四半期に買収/Acquired in 2005-1Q.
☆☆☆ : 2005年3月期第2四半期に設立/ Established in 2005-2Q.
★ : 2004年10月に組織変更/ Reorganized in October 2004.
★★ : 2004年10月に社名変更/ Renamed in October 2004.
★★★ : 2005年3月期第3四半期に設立/ Established in 2005-3Q.